UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   __________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                9 September 2004

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                54 Lombard Street
                                 London EC3P 3AH
                                     England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F   X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                         No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-85646, 333-12384 AND 333-8054) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

     The results of Barclays PLC and Barclays Bank PLC for the six months ended 30 June 2004, including the reconciliation to US generally accepted accounting principles of certain financial information prepared in accordance with UK generally accepted accounting principles.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Signatures
Interim Results - US GAAP reconciliation



--------------------------------------------------------------------------------


                                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   BARCLAYS PLC
                                                   (Registrant)

Date: September 9, 2004                            By:      /s/ Toby Vero
                                                            --------------------
                                                            Toby Vero
                                                            Assistant Secretary



                                                    BARCLAYS BANK PLC
                                                    (Registrant)

Date: September 9, 2004                              By:     /s/ Toby Vero
                                                             -------------------
                                                             Toby Vero
                                                             Assistant Secretary



--------------------------------------------------------------------------------

                                  Barclays PLC

                       Interim Results Announcement 2004







This document consists of the previously published results announcement of Barclays PLC for the six months ended 30th June 2004, as amended to comply with the requirements of Regulation G and Item 10 (e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC, and a reconciliation of the attributable profit and shareholders' funds for both Barclays PLC and Barclays Bank PLC prepared in accordance with UK generally accepted accounting principles to net income and shareholders' equity prepared in accordance with US generally accepted accounting principles. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10 (e), to delete certain information not in compliance with SEC regulations and to include such reconciliations, consistent with Barclays' past practice, as of, and for the period ended, 30th June 2004, and does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

In this document certain non-GAAP measures are reported. Barclays management believes that these non-GAAP measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

The interim financial data as of 30th June 2004 and for the six months ending 30th June 2004 and 2003 is unaudited; however, in the opinion of the Group, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

                                      (i)

                                  BARCLAYS PLC




                                                                        PAGE
Summary                                                                   1
Financial highlights                                                      3
Half-year review                                                          4
Consolidated profit and loss account                                      6
Consolidated balance sheet                                                7
Financial review                                                          8
Additional information                                                   48
Notes                                                                    51
Consolidated statement of changes in shareholders' funds                 62
Statement of total recognised gains and losses                           63
Summary consolidated cashflow statement                                  64
Average balance sheet and net interest income                            65
US GAAP data (unaudited)                                                 67
Barclays Bank PLC data                                                   76
Consolidated profit and loss account (unaudited)                         77
Consolidated balance sheet (unaudited)                                   78
Consolidated statement of changes in shareholders' funds (unaudited)     79
Statement of total recognised gains and losses (unaudited)               80
Summary consolidated cashflow statement (unaudited)                      81
Financial summary - US GAAP (unaudited)                                  82
Other information                                                        84
Appendix A                                                               85

The information in this announcement, which was approved by the Board of Directors on 4th August 2004, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the "Act"). Statutory accounts for the year ended 31st December 2003, including the Group's Annual Report on Form 20-F to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Comparative figures have been restated for the changes in accounting policy and presentation detailed on page 48. In this document the profit and loss analysis compares, unless stated otherwise, the half-year to 30th June 2004 to the corresponding period of 2003. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2003. Average balance sheet comparisons relate the half-year to 30th June 2004 to the corresponding period of 2003.




BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000, COMPANY NO. 48839.

                                      (i)

                                                                 5th August 2004

                             BARCLAYS PLC - SUMMARY

              RESULTS FOR SIX MONTHS TO 30TH JUNE 2004 (UNAUDITED)





Group Results
                                                              Half-year ended
                                                          30.06.04    30.06.03    % Change
                                                              GBPm        GBPm
Operating income                                             6,852       5,993          14

Operating expenses                                         (3,911)     (3,387)          15

Provisions for bad and doubtful debts                        (589)       (652)        (10)

Profit before tax                                            2,411       1,963          23

Profit after tax                                             1,736       1,396          24

Earnings per share                                           26.7p       21.3p          25

Dividend per share                                           8.25p       7.05p          17


Post-tax return on average shareholders' funds               20.4%       17.7%



                             BARCLAYS PLC - SUMMARY



o    Group performance was very strong:

     -    profit before tax up 23% to GBP2,411m
     -    earnings per share up 25% at 26.7p
     -    dividend per share up 17% to 8.25p
     -    return on equity of 20.4%

o All businesses had higher profits, demonstrating good progress across the whole portfolio.

o Income growth was particularly strong, up 14%, with good broad based contributions by business and by income type.

o    Expenses  increased broadly in line with income growth with the majority of
     the  increase   attributable  to  increased   variable   performance  based
     compensation costs and to higher levels of investment spend.

o Provisions fell 10% to GBP589m reflecting a decline in non-performing loans and potential problem loans.

o Delinquency and arrears experience in the UK retail businesses remained stable.

o The core UK businesses performed well with good profit generation despite absorbing considerable investment in infrastructure and in additional customer facing staff.

o The global product businesses performed very strongly demonstrating the success of prior period investments.

o The integrations of the acquisitions of Charles Schwab Europe, and Clydesdale Financial Services, made during 2003, have been completed. The integrations of Banco Zaragozano and Gerrard are progressing well and are ahead of schedule.

o Balance sheet growth reflects higher levels of customer activity across the Group.

o Group net interest margin of 2.56% was almost identical to the margin of 2.57% in the second half of 2003 and 10 basis points lower than the first half of 2003.

o The Group's capital position remained healthy. Almost GBP1.5bn was returned to shareholders through the final dividend for 2003 and share buybacks of GBP600m.

o The Group continues to be well positioned for growth across its portfolio of businesses.

                                  BARCLAYS PLC

                        FINANCIAL HIGHLIGHTS (UNAUDITED)



                                                                           Half-year ended
                                                                  30.06.04    31.12.03    30.06.03
RESULTS                                                               GBPm        GBPm        GBPm
Net interest income                                                  3,341       3,368       3,236
Non-interest income                                                  3,511       3,050       2,757
Operating income                                                     6,852       6,418       5,993
Operating expenses                                                 (3,911)     (3,866)     (3,387)
Provisions for bad and doubtful debts                                (589)       (695)       (652)
Provisions for contingent liabilities and commitments                    -           1           -
Operating profit                                                     2,352       1,858       1,954
Profit from joint ventures and associated undertakings                  14          19          10
Exceptional items                                                       45           5         (1)
Profit before tax                                                    2,411       1,882       1,963
Profit after tax                                                     1,736       1,373       1,396
Profit attributable to shareholders                                  1,716       1,361       1,383
Economic profit1                                                     1,054         685         745

BALANCE SHEET
Shareholders' funds                                                 16,934      16,374      15,957
Loan capital                                                        12,468      12,339      12,553
Total capital resources                                             29,580      28,996      28,703
Total assets                                                       497,994     443,262     446,624
Weighted risk assets                                               203,333     188,997     181,414

PER ORDINARY SHARE                                                       p           p           p
Earnings                                                              26.7        21.0        21.3
Dividend                                                              8.25       13.45        7.05
Net asset value                                                      262.7       249.5       243.7

PERFORMANCE RATIOS                                                       %           %           %
Post-tax return on average shareholders' funds                        20.4        16.4        17.7

CAPITAL RATIOS                                                           %           %           %
Equity Tier 1 ratio                                                    6.4         6.5         6.9
Tier 1 ratio                                                           7.7         7.9         8.4
Risk asset ratio                                                      12.2        12.8        13.2

GROUP YIELDS, SPREADS & MARGINS                                          %           %           %
Gross yield                                                           4.95        4.84        5.00
Interest spread                                                       2.26        2.29        2.37
Interest margin                                                       2.56        2.57        2.66

ECONOMIC DATA
Period end - US$/GBP                                                  1.81        1.78        1.65
Average - US$/GBP                                                     1.82        1.64        1.61
Period end - EUR/GBP                                                    1.49        1.41        1.44
Average -  EUR/GBP                                                      1.48        1.45        1.46
FTSE 100 index period end                                            4,464       4,477       4,031
FTSE 100 index average                                               4,468       4,051       3,844

1 A reconciliation of economic profit to profit after tax and minority interests is included on page 46.

                                  BARCLAYS PLC

                                HALF-YEAR REVIEW

Barclays had a record half-year with all businesses delivering higher profits. Good progress in our core UK businesses and excellent performances in our global product businesses demonstrate the benefits of our distinctive portfolio.

Financial performance was very strong. Profit before tax increased 23% to GBP2,411m (2003: GBP1,963m). Earnings per share rose 25% to 26.7p (2003: 21.3p).
We have increased the interim dividend by 17% to 8.25p (2003: 7.05p).

Income increased 14% to GBP6,852m (2003: GBP5,993m). Net revenue (operating income less provisions) rose 17%. The income contributions were broadly based - by business and by income type - and reflected the return on the investment made in prior years. Customer activity levels were higher, and we achieved good new customer flows across the portfolio of businesses.

Costs in the first half were GBP3,911m (2003: GBP3,387m) and grew broadly in line with income. The majority of the cost growth was attributable to higher variable costs consequent on good financial performance and increased investment spend. At our results in February 2004, we said we expected to accelerate the pace of implementation of our organic growth plans, in particular in Barclays Capital and Barclaycard International, and we have done so.

Credit quality  remained  good,  with  provisions  falling 10% to GBP589m (2003:
GBP652m). The credit environment in wholesale improved significantly relative to 2003 whilst retail remained benign. Delinquency trends across our UK retail businesses continued to be very stable.

In our core UK Banking franchise, we made good progress with increased investment in customer facing staff and systems being paid for by good cost discipline elsewhere and by new efficiencies identified from the merger of the UK Retail Banking and UK Business Banking businesses.

Private Clients performed strongly, assisted by recent acquisitions and provided evidence that we have seen the beginning of a recovery in this business. Customer activity was higher across private banking, stockbrokers and investment services, underpinned by better market conditions and improved investor confidence.

International, our non UK retail and commercial business, performed strongly. The merger of Banco Zaragozano with Barclays Spain is ahead of schedule. We expect to achieve synergies earlier than planned, and at lower cost. Underlying performance across the Spanish business was strong.

Our global product businesses - Barclaycard, Barclays Capital and Barclays Global Investors - delivered a very good performance.

Barclaycard continued to achieve good financial results. The business coped well with the headwinds of higher interest rates, vigorous competition and continued regulatory scrutiny. Barclaycard International made good progress, investing in its growth and delivering growth across all key financial measures.

Barclays Capital delivered record results for the first half including income growth of 27%. Performance was broadly based across products and geographies. We continued to invest strongly in this business, building on its strong track record.

                                  BARCLAYS PLC

                                HALF-YEAR REVIEW

Barclays Global Investors had an excellent first half performance. With over US$1.1 trillion of assets under management, it continued to benefit from strong flows of net new assets, growth in higher margin products and continued good investment performance.

We made excellent progress relative to the economic profit performance goal for the 2004 to 2007 period: economic profit was GBP1,054m1. This was some 41% ahead of the prior year period, and significantly exceeded the rate of growth we need to hit our goal over time. However, although it is still early in the new goal period, the combination of strong economic profit performance, healthy dividend growth and an active share buy back programme, have not translated into correspondingly strong total shareholder return: the UK banks, Barclays included, have lagged the performance of continental European and US members of our peer group since January.

Achieving world class productivity standards across all businesses is important in delivering performance on a sustained basis. All our businesses are set targets to achieve top quartile productivity and to improve continually once this target is attained. In UK Banking, where current levels of productivity fall short of the benchmark, we expect to deliver a two percentage point improvement per annum in the cost:income ratio for each of the years 2005, 2006 and 2007. This should be achieved by progress on both income and in costs.

The economic outlook for the remainder of the year looks healthy. The world economy continues to expand briskly, with the US performing strongly, the modest recovery in the Eurozone persisting, and Asia growing well. This provides a very helpful backdrop for the UK, where growth remains above trend and is expected to continue to do so for the rest of the year. It is an encouraging environment for Barclays clients and customers.

We made good progress in implementing our future leadership strategy, and we recently announced that, with effect from 1st September 2004, Matthew Barrett will become Chairman and John Varley Group Chief Executive.


Sir Peter Middleton                                           Matthew W. Barrett
Chairman                                                   Group Chief Executive












1 A reconciliation of economic profit to profit after tax and minority interests is included on page 46.


                                  BARCLAYS PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)



                                                                          Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Interest receivable                                            6,463             6,334            6,093
Interest payable                                             (3,122)           (2,966)          (2,857)
                                                     ---------------- -------------------- -------------
Net interest income                                            3,341             3,368            3,236
                                                     ---------------- -------------------- -------------
Net fees and commissions receivable                            2,378             2,233            2,030
Dealing profits                                                  806               524              530
Other operating income                                           327               293              197
                                                     ---------------- -------------------- -------------
Total non-interest income                                      3,511             3,050            2,757
                                                     ---------------- -------------------- -------------
Operating income                                               6,852             6,418            5,993
                                                     ---------------- -------------------- -------------
Administration expenses - staff costs                        (2,397)           (2,269)          (2,026)
Administration expenses - other                              (1,226)           (1,312)          (1,092)
Depreciation                                                   (140)             (145)            (144)
Goodwill amortisation                                          (148)             (140)            (125)
                                                     ---------------- -------------------- -------------
Operating expenses                                           (3,911)           (3,866)          (3,387)
                                                     ---------------- -------------------- -------------
Operating profit before provisions                             2,941             2,552            2,606
Provisions for bad and doubtful debts                          (589)             (695)            (652)
Provisions for contingent liabilities and commitments              -                 1                -
                                                     ---------------- -------------------- -------------
Operating profit                                               2,352             1,858            1,954
Profit from joint ventures and associated
undertakings                                                      14                19               10
Exceptional items                                                 45                 5              (1)
                                                     ---------------- -------------------- -------------
Profit on ordinary activities before tax                       2,411             1,882            1,963
Tax on profit on ordinary activities                           (675)             (509)            (567)
                                                     ---------------- -------------------- -------------
Profit on ordinary activities after tax                        1,736             1,373            1,396
Minority interests: equity                                      (20)              (12)             (13)
                                                     ---------------- -------------------- -------------
Profit for the period attributable
to the members of Barclays PLC                                 1,716             1,361            1,383
Dividends                                                      (528)             (883)            (457)
                                                     ---------------- -------------------- -------------
Profit retained for the financial period                       1,188               478              926
                                                     ---------------- -------------------- -------------

Earnings per ordinary share                                    26.7p             21.0p            21.3p
Fully diluted earnings per share                               26.6p             20.8p            21.3p

Post tax return on average shareholders' funds                 20.4%             16.4%            17.7%

Dividends per ordinary share:
Interim                                                        8.25p                 -            7.05p
Final                                                              -            13.45p                -



                                  BARCLAYS PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                                                   30.06.04         31.12.03         30.06.03
Assets:                                                                GBPm             GBPm             GBPm
Cash and balances at central banks                                    1,829            1,726            1,717
Items in course of collection from other banks                        2,527            2,006            3,155
Treasury bills and other eligible bills                               6,547            7,177            7,842
                                                           ----------------- ---------------- ----------------
Loans and advances to banks          - banking                       17,577           17,254           14,937
                                     - trading                       59,100           44,670           52,534
                                                           ----------------- ---------------- ----------------
                                                                     76,677           61,924           67,471
                                                           ----------------- ---------------- ----------------
Loans and advances to customers      - banking                      174,180          167,858          164,912
                                     - trading                       72,893           58,961           59,447
                                                           ----------------- ---------------- ----------------
                                                                    247,073          226,819          224,359
Debt securities                                                     117,387           97,393          100,122
Equity shares                                                         9,365            7,859            5,157
Interests in joint ventures and associated undertakings                 429              428              454
Intangible fixed assets - goodwill                                    4,263            4,406            3,867
Tangible fixed assets                                                 1,746            1,790            1,572
Other assets                                                         22,240           23,657           23,266
                                                           ----------------- ---------------- ----------------
                                                                    490,083          435,185          438,982
Retail life-fund assets attributable to policyholders                 7,911            8,077            7,642
                                                           ----------------- ---------------- ----------------
Total assets                                                        497,994          443,262          446,624
                                                           ----------------- ---------------- ----------------

Liabilities:
                                                           ----------------- ---------------- ----------------
Deposits by banks  - banking                                         62,905           57,641           51,357
                   - trading                                         52,931           36,451           41,844
                                                           ----------------- ---------------- ----------------
                                                                    115,836           94,092           93,201
                                                           ----------------- ---------------- ----------------
Customer accounts  - banking                                        162,830          155,814          153,893
                   - trading                                         43,374           29,054           44,223
                                                           ----------------- ---------------- ----------------
                                                                    206,204          184,868          198,116
Debt securities in issue                                             55,280           49,569           48,431
Items in course of collection due to other banks                      1,442            1,286            1,662
Other liabilities                                                    81,741           76,374           68,869
Undated loan capital - non-convertible                                6,233            6,310            6,570
Dated loan capital - convertible to preference shares                    15               17               11
Dated loan capital - non-convertible                                  6,220            6,012            5,972
                                                           ----------------- ---------------- ----------------
                                                                    472,971          418,528          422,832
                                                           ----------------- ---------------- ----------------

Minority interests and shareholders' funds:
Minority interests: equity                                              178              283              193
                                                           ----------------- ---------------- ----------------
Called up share capital                                               1,613            1,642            1,638
Reserves                                                             15,321           14,732           14,319
                                                           ----------------- ---------------- ----------------
Shareholders' funds: equity                                          16,934           16,374           15,957
                                                           ----------------- ---------------- ----------------
                                                                     17,112           16,657           16,150
                                                           ----------------- ---------------- ----------------
                                                                    490,083          435,185          438,982
Retail life-fund liabilities attributable to policyholders            7,911            8,077            7,642
                                                           ----------------- ---------------- ----------------
Total liabilities and shareholders' funds                           497,994          443,262          446,624
                                                           ----------------- ---------------- ----------------

                                  BARCLAYS PLC

                                FINANCIAL REVIEW

Results by nature of income and expense


                                                                         Half-year ended
Net interest income                                         30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Interest receivable                                            6,463             6,334            6,093
Interest payable                                             (3,122)           (2,966)          (2,857)
                                                            ------------    -------------     ---------
                                                               3,341             3,368            3,236
                                                            ------------    -------------     ---------


Group net interest income increased 3% (GBP105m) to GBP3,341m (2003: GBP3,236m), reflecting growth in balances which more than offset a 10 basis points fall in the Group net interest margin to 2.56%. The Group net interest margin versus the second half of 2003 was stable.

The Group net  interest  margin of 2.56%  (2003:  2.66%)  includes  0.45% (2003:
0.50%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. As expected, the contribution of the structural hedge has decreased to 0.16% (2003: 0.21%) largely due to the impact of higher short term interest rates.

Group average  interest  earning  assets  increased  GBP17bn to GBP261bn  (2003:
GBP244bn). Domestic average interest earning assets increased GBP15bn to GBP173bn (2003: GBP158bn). This reflected an increase of GBP9bn in Barclays Capital and a GBP5bn increase in UK Banking. International average interest earning assets increased GBP2bn to GBP88bn (2003: GBP86bn), primarily attributable to the inclusion of Banco Zaragozano.

The domestic net interest margin fell 24 basis points to 3.43% (2003: 3.67%), with a significant majority of the move attributable to the increased proportion of wholesale assets in the domestic balance sheet and the impact of the structural hedge. The remainder reflected increased margins in retail savings and UK Business Banking lending, which were broadly offset by a decline in mortgage and credit card margins as a result of interest rate rises.

The international net interest margin improved by 5 basis points to 0.85% (2003:
0.80%) largely due to a change in the mix, in particular in the Barclays Capital portfolio.

The Group net interest margin was impacted by the factors described above with the reduction partially mitigated by an increase in the proportion of domestic interest earning assets.

                                  BARCLAYS PLC

Yields, spreads and margins - banking business1


                                                                               Half-year ended
                                                                 30.06.04          31.12.03         30.06.03
Gross yield2                                                            %                 %                %
Group                                                                4.95              4.84             5.00
Domestic                                                             5.63              5.40             5.75
International                                                        3.62              3.85             3.64

Interest spread3
Group                                                                2.26              2.29             2.37
Domestic                                                             3.04              3.28             3.29
International                                                        0.78              0.64             0.72

Interest margin4
Group                                                                2.56              2.57             2.66
Domestic                                                             3.43              3.61             3.67
International                                                        0.85              0.74             0.80

Average UK base rate                                                 4.06              3.59             3.80


1 Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK by Barclays Capital.

     The yields, spreads, and margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

2    Gross yield is the interest rate earned on average interest earning assets.

3 Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

4 Interest margin is net interest income as a percentage of average interest earning assets.


Average interest earning assets and liabilities - banking business


                                                                               Half-year ended
                                                                 30.06.04          31.12.03         30.06.03
Average interest earning assets                                      GBPm              GBPm             GBPm
Group                                                             261,310           261,807          243,668
Domestic                                                          172,823           167,303          157,565
International                                                      88,487            94,504           86,103

Average interest bearing liabilities
Group                                                             232,638           232,850          216,707
Domestic                                                          146,413           141,082          132,796
International                                                      86,225            91,768           83,911

                                  BARCLAYS PLC

Net fees and commissions


                                                                        Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Fees and commissions receivable                                2,720             2,598            2,298
Less: fees and commissions payable                             (342)             (365)            (268)
                                                     ---------------- --------------------- ------------
                                                               2,378             2,233            2,030
                                                     ---------------- --------------------- ------------

Group net fees and  commissions  increased  17%  (GBP348m) to  GBP2,378m  (2003:
GBP2,030m), reflecting increases in all businesses.

Fees and commissions receivable rose 18% to GBP2,720m (2003: GBP2,298m) driven by increases in: Barclays Global Investors, reflecting very strong business growth; Barclays Capital, consequent on improved client activity; and Private Clients, as a result of stronger business volumes and better market levels as well as the impact of acquisitions. Strong growth was also achieved in UK Banking and in Barclaycard.

Fees and commissions payable increased 28% to GBP342m (2003: GBP268m). This was primarily driven by an increase in fees and commissions payable in Barclaycard, reflecting higher business volumes in cards and loans.

Dealing profits


                                                                        Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Rates related business                                           698               460              449
Credit related business                                          108                64               81
                                                     ---------------- ---------------------- -----------
                                                                 806               524              530
                                                     ---------------- ---------------------- -----------

Almost all the Group's dealing profits are generated in Barclays Capital.

Dealing profits grew 52% to GBP806m (2003: GBP530m) with very strong performances in the Rates and Credit businesses. This was driven by higher volumes of client led activity across a broad range of products, the benefits of recent headcount investments in product depth and geographical reach and reflected the level of average Daily Value at Risk (DVaR). The very strong growth in the Rates businesses was across fixed income, equity related activities and commodities. The performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was GBP260m (2003: GBP277m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.

                                  BARCLAYS PLC

Other operating income


                                                                      Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Premium income on insurance underwriting                         128               156              108
Profits on disposal of investment securities                      67                18               55
Income from the long term assurance business                     (3)               (2)             (31)
Property rentals                                                   5                 6                9
Dividend income from equity shares                                 6                 3                3
Other income                                                     124               112               53
                                                     ---------------- ----------------------- ----------
                                                                 327               293              197
                                                     ---------------- ----------------------- ----------

Other operating income increased 66% (GBP130m) to GBP327m (2003: GBP197m).

Income on insurance underwriting rose by GBP20m to GBP128m (2003: GBP108m) as a result of income from increased consumer lending activities and a favourable claims experience.

The increase in profits on disposal of investment securities and other income includes the effects of realisations in the private equity business and in structured capital markets within Barclays Capital.

Virtually all of the Group's long term assurance activity is based in the UK. This UK business, which closed to new business following the formation of the strategic alliance with Legal and General in 2001, was the main contributor to the loss of GBP3m for the first half of 2004 and the losses experienced in 2003. The result for 2004 included costs of redress for customer claims in respect of endowment policies of GBP33m (2003: GBP50m).

                                  BARCLAYS PLC

Operating expenses

The Group manages core costs on the basis of three specific categories: business as usual, revenue related and strategic investment. Revenue related costs are costs that are directly associated with a corresponding change in revenue or profits. Strategic investment costs are costs that can generate or enable new revenue streams or definable growth in a revenue stream, or generate or enable reduced costs. Acquisition and disposal costs are those expenses incurred in 2004 or 2003 by those businesses that were purchased or sold by the group in 2004 or 2003. Restructuring costs and goodwill amortisation are reported separately.

The Group's expenses are summarised in the following table:


                                                                        Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Business as usual costs                                        2,755             2,744            2,572
Revenue related costs                                            596               528              454
Strategic investment costs                                       216               247              145
Acquisitions and disposals                                       132                72               17
Restructuring costs                                               64               135               74
Goodwill amortisation                                            148               140              125
                                                     ---------------- ---------------------- -----------
                                                               3,911             3,866            3,387
                                                     ---------------- ---------------------- -----------

Operating expenses rose 15% (GBP524m) to GBP3,911m (2003: GBP3,387m). Against the second half of 2003 operating expenses were up 1% (GBP45m).

Business as usual costs increased 7% (GBP183m) to GBP2,755m (2003: GBP2,572m), reflecting higher business volumes and increased investment. In addition, costs associated with the implementation of regulatory and legislative programmes, including Mortgages and General Insurance, International Financial Reporting Standards, Basel II and Sarbanes Oxley, represented GBP41m of the increase.

Revenue related costs rose 31% (GBP142m) to GBP596m (2003: GBP454m) driven largely by increased performance related payments primarily in Barclays Capital and Barclays Global Investors.

Strategic investment costs increased 49% (GBP71m) to GBP216m (2003: GBP145m). This reflected increased spend in Barclays Capital, due to the impact of continued investment in product, client coverage and distribution capabilities, and, in UK Retail Banking, reflecting investment in the business infrastructure.

Acquisitions and disposals costs reflect the acquisitions of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard in 2003.

                                  BARCLAYS PLC

Administrative expenses - staff costs


                                                                           Half-year ended
                                                                 30.06.04          31.12.03         30.06.03
                                                                     GBPm              GBPm             GBPm
Salaries and accrued incentive payments                             1,954             1,810            1,631
Social security costs                                                 167               148              130
Pension costs                                                          75                83               97
Post-retirement health care                                            10                10                9
Other staff costs                                                     191               218              159
                                                          ---------------- -------------------- -------------
                                                                    2,397             2,269            2,026
                                                          ---------------- -------------------- -------------



                                                                 30.06.04          31.12.03         30.06.03
Number of staff at period end:
UK Banking                                                         40,700            41,000           42,300
                                                          ---------------- -------------------- -------------
         UK Retail Banking                                         33,500            34,000           35,100
         UK Business Banking                                        7,200             7,000            7,200
                                                          ---------------- -------------------- -------------
Private Clients and International                                  19,100            19,000           17,000
                                                          ---------------- -------------------- -------------
         Private Clients                                            7,100             6,900            6,200
         International                                             12,000            12,100           10,800
                                                          ---------------- -------------------- -------------
Barclaycard                                                         6,600             6,200            5,900
Barclays Capital                                                    6,900             5,800            5,500
Barclays Global Investors                                           1,900             2,000            2,000
Head office functions and other operations                          1,000               800              900
                                                          ---------------- -------------------- -------------
Total Group permanent and contract staff worldwide                 76,200            74,800           73,600
Temporary and agency staff worldwide                                5,600             4,100            3,800
                                                          ---------------- -------------------- -------------
Total including temporary and agency staff                         81,800            78,900           77,400
                                                          ---------------- -------------------- -------------

Staff costs increased by 18%  (GBP371m) to GBP2,397m (2003: GBP2,026m).

Salaries and accrued incentive payments rose by 20% (GBP323m) to GBP1,954m (2003: GBP1,631m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, the impact of the businesses acquired in 2003 and increased headcount.

Pension costs comprise all UK and international pension schemes. Included in the costs is the charge of GBP53m (2003: GBP73m) in respect of the Group's main UK pension schemes.

Staff numbers shown are on a full time equivalent basis. United Kingdom permanent and contract staff are 58,900 (31st December 2003: 58,000; 30th June 2003: 58,300).

During the first half of 2004, permanent and contract staff increased by 1,400. The implementation of restructuring programmes resulted in a decrease of 1,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group. Significant areas of recruitment were Barclays Capital, to support the expansion of their business, and Barclaycard through the growth of Barclaycard International and the addition of front office staff to improve customer service in Barclaycard UK.

Head office functions and other operations includes staff undertaking activities which support the operating business and provide central information technology services and their costs are predominantly passed onto the businesses.

                                  BARCLAYS PLC

Administrative expenses - other


                                                                      Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Property and equipment expenses                                  494               583              510
Other administrative expenses                                    732               729              582
                                                     ---------------- -------------------- -------------
                                                               1,226             1,312            1,092
                                                     ---------------- -------------------- -------------

Administrative  expenses  - other  rose by 12%  (GBP134m)  to  GBP1,226m  (2003:
GBP1,092m) as a result of increased outsourcing, higher business activity and the impact of acquisitions.


Depreciation


                                                                      Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Property depreciation                                             42                48               45
Equipment depreciation                                            97                99               97
Loss/(profit) on sale of equipment                                 1               (2)                2
                                                     ---------------- -------------------- -------------
                                                                 140               145              144
                                                     ---------------- -------------------- -------------

                                  BARCLAYS PLC

Provisions for bad and doubtful debts


                                                                      Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
The provisions charge for the period in respect of
bad and doubtful debts comprises:

Specific provisions
New and increased                                                836               857              771
Releases                                                        (56)             (125)             (70)
Recoveries                                                     (115)              (51)             (62)
                                                     ---------------- --------------------- ------------
                                                                 665               681              639
General provision (release) / charge                            (76)                14               13
                                                     ---------------- --------------------- ------------
Net charge                                                       589               695              652
                                                     ---------------- --------------------- ------------

Total provisions balances for bad and doubtful debts at end of the period comprise:

Specific provisions                                            2,223             2,233            2,261
General provisions                                               713               795              752
                                                     ---------------- --------------------- ------------
                                                               2,936             3,028            3,013
                                                     ---------------- --------------------- ------------


The provisions charge decreased 10% (GBP63m) to GBP589m (2003: GBP652m) due to lower provisions charges in the corporate and wholesale businesses which reflected a fall in non-performing loans and potential problem loans. As a percentage of average banking loans and advances, the annualised provisions rate decreased to 0.60% (2003: 0.71%).

The  provisions  charge was higher in the retail  businesses  at GBP412m  (2003:
GBP393m). The increase occurred mainly in Barclaycard, following high levels of new customer recruitment. The annualised retail provisions rate remained broadly stable at 0.92% of loans and advances (2003: 0.90%).

The provisions charge decreased significantly in the corporate and wholesale businesses, declining to GBP177m (2003: GBP260m). Barclays Capital provisions fell significantly. The annualised wholesale provisions rate improved to 0.34% of loans and advances (2003: 0.54%).

Total provisions balances declined slightly. Specific provisions balances were flat, but the general provisions balance decreased 10% from December 2003. The decline in the general provisions balance largely relates to the restructuring of an individual corporate exposure, where a general provision was transferred to new specific provisions. This individual transfer had no effect on the net provisions charge.

                                  BARCLAYS PLC

Profit from joint ventures and associated undertakings


                                                                       Half-year ended
                                                              30.06.04         31.12.03         30.06.03
                                                                  GBPm             GBPm             GBPm
(Loss)/profit from joint ventures                                  (2)                1                -
Profit from associated undertakings                                 16               18               10
                                                      ----------------- ---------------- ----------------
                                                                    14               19               10
                                                      ----------------- ---------------- ----------------

The majority of the profit from associated undertakings for the year relates to the investment in FirstCaribbean.


Exceptional items


                                                                       Half-year ended
                                                              30.06.04         31.12.03         30.06.03
                                                                  GBPm             GBPm             GBPm
Profit on disposal of associated undertakings                       44                -                -
Profit / (loss) on disposal of Group undertakings                    1                5              (1)
                                                      ----------------- ---------------- ----------------
                                                                    45                5              (1)
                                                      ----------------- ---------------- ----------------

The profit on disposal relates mainly to the sale of Edotech, an investment in a management buy out of the former Barclays in-house statement printing operation.


Tax rate

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2004 (full year 2003: 30%). The effective rate of tax for the first half of 2004 was 28.0 % (2003: 28.9%). This is lower than the standard rate primarily due to the beneficial effects of lower tax on overseas income.

                                  BARCLAYS PLC

Earnings per ordinary share


                                                                           Half-year ended
                                                                  30.06.04         31.12.03         30.06.03
Profit for the financial year attributable to the members
of Barclays PLC                                                  GBP1,716m        GBP1,361m        GBP1,383m


Weighted average number of ordinary shares in issue                 6,421m           6,477m           6,488m
Dilutive effect of share options outstanding                           31m              31m              17m
                                                          -------------------- ---------------- -------------
Diluted weighted average number of shares                           6,452m           6,508m           6,505m
                                                          -------------------- ---------------- -------------

                                                                     pence            pence            pence
Earnings per ordinary share                                           26.7             21.0             21.3

Fully diluted earnings per ordinary share                             26.6             20.8             21.3


Dividends on ordinary shares

The Board has decided to pay, on 1st October 2004, an interim dividend for the six months ended 30th June 2004 of 8.25p per ordinary share, for shares registered in the books of the Company at the close of business on 20th August 2004. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2004.

For qualifying US and Canadian resident ADR holders, the interim dividend of 8.25p per ordinary share becomes 33.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 1st October 2004 to ADR holders on the record on 20th August 2004.

For qualifying Japanese shareholders, the interim dividend of 8.25p per ordinary share will be distributed in mid-October to shareholders on the record on 20th August 2004.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, The Causeway, Worthing BN99 6DA; or by phoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 10th September 2004 for it to be effective in time for the payment of the interim dividend on 1st October 2004. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

                                  BARCLAYS PLC

Balance Sheet

Capital resources


                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Shareholders' funds                                           16,934            16,374           15,957
Minority interests                                               178               283              193
                                                     ---------------- -------------------- -------------
                                                              17,112            16,657           16,150
Loan capital                                                  12,468            12,339           12,553
                                                     ---------------- -------------------- -------------
                                                              29,580            28,996           28,703
                                                     ---------------- -------------------- -------------

Total capital resources increased in the half-year by GBP584m.

Equity shareholders' funds increased by GBP560m, reflecting profit retentions of GBP1,188m, net proceeds of share issues of GBP22m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of GBP20m, offset by share repurchases of GBP600m (and a further GBP5m of costs), an increase in treasury shares of GBP22m and exchange rate losses of GBP43m.

Loan capital rose by GBP129m reflecting raisings of GBP769m, partially offset by redemptions of GBP401m, exchange rate movements of GBP238m and amortisation of issue expenses of GBP1m.

                                  BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:


                                                            30.06.04          31.12.03         30.06.03
Weighted risk assets:                                           GBPm              GBPm             GBPm
Banking book
         on-balance sheet                                    138,021           133,816          131,320
         off-balance sheet                                    23,894            22,987           22,358
Associated undertakings and joint ventures                     3,386             2,830            2,777
                                                     ---------------- ------------------- --------------
Total banking book                                           165,301           159,633          156,455
                                                     ---------------- ------------------- --------------

Trading book
         Market risks                                         20,338            13,861           11,336
         Counterparty and settlement risks                    17,694            15,503           13,623
                                                     ---------------- ------------------- --------------
Total trading book                                            38,032            29,364           24,959
                                                     ---------------- ------------------- --------------
Total weighted risk assets                                   203,333           188,997          181,414
                                                     ---------------- ------------------- --------------

Capital resources:
Tier 1
Called up share capital                                        1,613             1,642            1,638
Eligible reserves                                             15,245            14,657           14,288
Minority interests - equity                                      571               637              592
Reserve capital instruments1                                   1,656             1,705            1,783
Tier one notes 1                                                 951               960            1,005
Less: goodwill                                               (4,427)           (4,607)          (4,084)
                                                     ---------------- ------------------- --------------
Total qualifying tier 1 capital                               15,609            14,994           15,222
                                                     ---------------- ------------------- --------------

Tier 2
Revaluation reserves                                              25                25               23
General provisions                                               713               795              752
Qualifying subordinated liabilities2
         Undated loan capital                                  3,595             3,636            3,750
         Dated loan capital                                    5,773             5,652            5,448
Other                                                              2                 2                1
                                                     ---------------- ------------------- --------------
Total qualifying tier 2 capital                               10,108            10,110            9,974
                                                     ---------------- ------------------- --------------
Tier 3: short term subordinated liabilities2                     267               280              441
                                                     ---------------- ------------------- --------------

Less: Supervisory deductions
Investments not consolidated for Supervisory
purposes3                                                      (923)             (979)          (1,363)
Other deductions                                               (343)             (182)            (247)
                                                     ---------------- ------------------- --------------
                                                             (1,266)           (1,161)          (1,610)
                                                     ---------------- ------------------- --------------
Total net capital resources                                   24,718            24,223           24,027
                                                     ---------------- ------------------- --------------

                                                                   %                 %                %
Equity Tier 1 ratio4                                             6.4               6.5              6.9
Tier 1 ratio                                                     7.7               7.9              8.4
Risk asset ratio                                                12.2              12.8             13.2

1 Reserve capital instruments (RCIs) and tier one notes (TONs) are included in the undated loan capital in the consolidated balance sheet.

2 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

3 Includes GBP436m (31st December 2003: GBP478m; 30th June 2003: GBP799m) of shareholders' interest in the retail life fund.

4    Equity defined as total qualifying tier 1 capital less RCIs and TONs.

                                  BARCLAYS PLC

Capital ratios (continued)

Net capital resources grew 2% (GBP0.5bn). Tier 1 capital rose by GBP0.6bn with retained profits of GBP1.2bn being partially offset by share repurchases of GBP0.6bn. Tier 2 and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by GBP0.1bn.

Growth in net capital resources was more than offset by the impact of 8% growth (GBP14.3bn) in weighted risk assets. The increase in weighted risk assets is primarily accounted for by a rise of 30% (GBP8.7bn) in the Trading book. Banking book weighted risk assets grew 4% (GBP5.7bn).

The risk asset ratio was 12.2% (31st December 2003: 12.8%). The Tier 1 ratio was 7.7% (31st December 2003: 7.9%). The Equity Tier 1 ratio was 6.4% (31st December 2003: 6.5%).

                                  BARCLAYS PLC

Results by business

The following section analyses the Group's performance by business. From 1st January 2004, for reporting purposes, Barclays has been organised into the following business groupings:

o    UK Banking, comprising

     -    UK Retail Banking
     -    UK Business Banking

o        Private Clients and International, comprising

     -    Private Clients
     -    International

o    Barclaycard

o    Wholesale and Institutional, comprising

     -    Barclays Capital
     -    Barclays Global Investors

The Group restructure has had no impact on the Group profit and loss account as reported in the 2003 Annual Report.

The analysis of results by business excludes goodwill amortisation and exceptional items. The reconciliations of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax and total assets excluding goodwill to total assets are shown on pages 23 to 25.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising: the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business groupings, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, mortgages, Small Business and UK Premier. The bringing together of these businesses provides the opportunity to build broader and deeper relationships with both existing and new customers. Personal Customers and mortgages provide a wide range of products and services to over 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to over 565,000 small businesses. UK Premier provides banking, investment products and advice to some 270,000 mass affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group's larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital.

                                  BARCLAYS PLC

Private Clients and International

Private Clients and International brings together Barclays wealth management operations and the Group's non-domestic retail and commercial banking activities. It is managed as two distinct businesses; Private Clients which serves affluent and high net worth clients; and International which provides banking services to personal and corporate customers internationally.

Private Clients

Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking and asset management services, as well as providing financial planning services to a broader customer base. It comprises the following ongoing businesses: International Banking, Private Banking, Barclays Financial Planning, Barclays Stockbrokers and the Gerrard business which was acquired in December 2003.

International

International provides a range of banking services, including current accounts, savings, investments mortgages and consumer loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.
International also includes the results of the FirstCaribbean business, accounted for as an associated undertaking.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. Barclaycard now incorporates all of the Group's UK unsecured and card lending products and expertise. Barclaycard works closely with the UK Retail Banking business to leverage the branch distribution capability. In addition to its operations in the United Kingdom, Barclaycard is active in Germany, Spain, Greece, France, Italy, Portugal, the Republic of Ireland and across Africa.

Wholesale and Institutional - Barclays Capital

Barclays Capital is the investment banking division of Barclays, providing large
corporate,   institutional  and  government  clients  with  solutions  to  their financing and risk management needs.

The Barclays Capital business model focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are divided between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, commercial mortgage backed securities, private equity and large asset leasing.

Wholesale and Institutional - Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the product leader in Exchange Traded Funds (iShares), with over 100 funds for institutions and individuals trading in ten global markets. BGI's investment philosophy is founded on managing all dimensions of performance - a consistent focus on controlling risk, return and cost.

                                  BARCLAYS PLC

              RECONCILIATION OF PROFIT BEFORE TAX AND TOTAL ASSETS

In the detailed business analyses shown on pages 26 to 43, results are also presented excluding goodwill amortisation and exceptional items. Barclays management believes that these non-GAAP measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of Barclays businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. The tables below reconcile profit before tax excluding goodwill and exceptional items and total assets excluding goodwill, which are non GAAP numbers used in the presentation of the results of the businesses, to the relevant UK GAAP numbers.



PROFIT BEFORE TAX BY BUSINESS                                                 Half-year ended
                                                                                  30.06.04
                                                             ---------------------------------------------------
                                                                   Excluding          Goodwill           Profit
                                                                    goodwill               and           before
                                                                         and       Exceptional              tax
                                                                 exceptional             Items
                                                                       items
                                                                        GBPm              GBPm             GBPm
UK Banking                                                             1,217              (45)            1,172
                                                             ---------------- ----------------------------------
  UK Retail Banking                                                      588              (37)              551
  UK Business Banking                                                    629               (8)              621
                                                             ---------------- ----------------------------------
Private Clients and International                                        196              (35)              161
                                                             ---------------- ----------------------------------
  Private Clients  - ongoing business                                     81              (31)               50
                   - closed life assurance activities                   (29)                 -             (29)
  International                                                          144               (4)              140
                                                             ---------------- ----------------------------------
Barclaycard                                                              428              (21)              407
Barclays Capital                                                         599                 -              599
Barclays Global Investors                                                157               (7)              150
Head office functions and other operations                              (80)                 2             (78)
Exceptional items                                                         45              (45)                -
Goodwill relating to associated undertakings                             (3)                 3                -
Goodwill amortisation                                                  (148)               148                -
                                                             ---------------- ----------------------------------
Profit before tax                                                      2,411                 -            2,411
                                                             ---------------- ----------------------------------


                                  BARCLAYS PLC

              RECONCILIATION OF PROFIT BEFORE TAX AND TOTAL ASSETS


PROFIT BEFORE TAX BY BUSINESS                       Half-year ended                             Half-year ended
                                                       31.12.03                                    30.06.03
                                      --------------------------------------------- ------------------------------------------
                                            Excluding       Goodwill       Profit       Excluding       Goodwill       Profit
                                             goodwill            and       before        goodwill            and       before
                                                  and    exceptional          tax             and    exceptional          tax
                                          exceptional          items                  exceptional          items
                                                items                                       items
                                                 GBPm           GBPm         GBPm            GBPm           GBPm         GBPm
UK Banking                                      1,137           (97)        1,040           1,149           (86)        1,063
                                      ------------------ ------------ -------------- --------------- ------------ ------------
  UK Retail Banking                               569           (89)          480             582           (79)          503
  UK Business Banking                             568            (8)          560             567            (7)          560
                                      ------------------ ------------ -------------- --------------- ------------ ------------
Private Clients and International                 151           (24)          127             129           (18)          111
                                      ------------------ ------------ -------------- --------------- ------------ ------------
  Private Clients  - ongoing business              40           (21)           19              58           (15)           43
                   - closed life                 (32)              -         (32)            (48)              -         (48)

  International                                   143            (3)          140             119            (3)          116
                                      ------------------ ------------ -------------- --------------- ------------ ------------
Barclaycard                                       374           (21)          353             387           (17)          370
Barclays Capital                                  398              -          398             438              -          438
Barclays Global Investors                         100            (7)           93              91            (6)           85
Head office functions and other
operations                                      (139)             10        (129)           (102)            (2)        (104)
Exceptional items                                   5            (5)            -             (1)              1            -
Goodwill relating to associated
undertakings                                      (4)              4            -             (3)              3            -
Goodwill amortisation                           (140)            140            -           (125)            125            -
                                      ------------------ ------------ -------------- --------------- ------------ ------------
Profit before tax                               1,882              -        1,882           1,963              -        1,963
                                      ------------------ ------------ -------------- --------------- ------------ ------------


                                  BARCLAYS PLC

              RECONCILIATION OF PROFIT BEFORE TAX AND TOTAL ASSETS

TOTAL ASSETS BY BUSINESS


                                                                                          30.06.04
                                                                    -----------------------------------------------------
                                                                            Excluding         Goodwill             Total
                                                                             goodwill                             assets
                                                                                 GBPm             GBPm              GBPm
UK Banking                                                                    114,683            2,706           117,389
                                                                    ------------------ ---------------- -----------------
  UK Retail Banking                                                            67,502            2,665            70,167
  UK Business Banking                                                          47,181               41            47,222
                                                                    ------------------ ---------------- -----------------
Private Clients and International                                              27,794            1,116            28,910
                                                                    ------------------ ---------------- -----------------
  Private Clients          - ongoing business                                   4,426            1,089             5,515
                           - closed life assurance activities                     480                -               480
  International                                                                22,888               27            22,915
                                                                    ------------------ ---------------- -----------------
Barclaycard                                                                    20,689              271            20,960
Barclays Capital                                                              317,027                -           317,027
Barclays Global Investors                                                         706              165               871
Head office functions and other operations                                      4,921                5             4,926
Goodwill                                                                        4,263          (4,263)                 -
Retail life-fund assets                                                         7,911                -             7,911
                                                                    ------------------ ---------------- -----------------
Total assets                                                                  497,994                -           497,994
                                                                    ------------------ ---------------- -----------------




                                                      31.12.03                                  30.06.03
                                       ---------------------------------------- -----------------------------------------
                                         Excluding      Goodwill         Total     Excluding      Goodwill         Total
                                          goodwill                      assets      goodwill                      assets
                                              GBPm          GBPm          GBPm          GBPm          GBPm          GBPm
UK Banking                                 110,995         2,793       113,788       109,529         2,876       112,405
                                       ------------ ------------- ------------- ------------- ------------- -------------
  UK Retail Banking                         67,001         2,744        69,745        66,415         2,823        69,238
  UK Business Banking                       43,994            49        44,043        43,114            53        43,167
                                       ------------ ------------- ------------- ------------- ------------- -------------
Private Clients and International           26,492         1,155        27,647        21,170           526        21,696
                                       ------------ ------------- ------------- ------------- ------------- -------------
  Private Clients - ongoing business         3,867         1,144         5,011         4,072           513         4,585
                  - closed life                528             -           528           872             -           872
  International                             22,097            11        22,108        16,226            13        16,239
                                       ------------ ------------- ------------- ------------- ------------- -------------
Barclaycard                                 20,348           291        20,639        19,054           307        19,361
Barclays Capital                           268,702             -       268,702       279,963             -       279,963
Barclays Global Investors                      533           162           695           607           153           760
Head office functions and other
operations                                   3,709             5         3,714         4,792             5         4,797
Goodwill                                     4,406       (4,406)             -         3,867       (3,867)             -
Retail life-fund assets                      8,077             -         8,077         7,642             -         7,642
                                       ------------ ------------- ------------- ------------- ------------- -------------
Total assets                               443,262             -       443,262       446,624             -       446,624
                                       ------------ ------------- ------------- ------------- ------------- -------------


                                  BARCLAYS PLC
UK Banking


                                                                              Half-year ended
                                                                     30.06.04         31.12.03         30.06.03
                                                                         GBPm             GBPm             GBPm
Net interest income                                                     1,691            1,667            1,634
Net fees and commissions                                                  957              926              881
Other operating income                                                    134              217              180
                                                             ------------------- -------------- ----------------
Operating income                                                        2,782            2,810            2,695
Operating expenses excluding goodwill                                 (1,418)          (1,510)          (1,393)
                                                             ------------------- -------------- ----------------

Operating profit before provisions excluding goodwill                   1,364            1,300            1,302
Provisions for bad and doubtful debts                                   (152)            (169)            (157)
                                                             ------------------- -------------- ----------------
Operating profit excluding goodwill                                     1,212            1,131            1,145
Profit from associated undertakings                                         5                6                4
                                                             ------------------- -------------- ----------------
Profit on ordinary activities before tax excluding
goodwill and exceptional items1                                         1,217            1,137            1,149
                                                             ------------------- -------------- ----------------

Total assets excluding goodwill 1                                  GBP114.7bn       GBP111.0bn        GBP109.5bn
Weighted risk assets                                                GBP87.5bn        GBP84.5bn         GBP83.1bn

Risk Tendency                                                         GBP360m          GBP385m          GBP420m


UK Banking delivered profitable growth notwithstanding significant investment in infrastructure.

The formation of UK Banking provides more integrated banking solutions to customers and enables opportunities to streamline back office and support functions.

UK Banking profit before tax including goodwill and exceptional items increased 10% (GBP109m) to (GBP1,172m) (2003: GBP1,063m). Profit before tax excluding goodwill and exceptional items increased 6% (GBP68m) to GBP1,217m (2003:
GBP1,149m).

Operating income increased 3% (GBP87m) to GBP2,782m (2003: GBP2,695m) reflecting good growth in fees and commissions, whilst operating expenses excluding goodwill increased 2% (GBP25m) to GBP1,418m (2003: GBP1,393m). Operating expenses including goodwill and exceptional items decreased 1% (GBP16m) to GBP1,463m (2003: 1,479m).




1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC



UK Retail Banking


                                                                                Half-year ended
                                                                      30.06.04         31.12.03         30.06.03
                                                                          GBPm             GBPm             GBPm
Net interest income                                                      1,013            1,003              997
Net fees and commissions                                                   566              550              524
Other operating income                                                     131              204              161
                                                               ---------------- ---------------- ----------------
Operating income                                                         1,710            1,757            1,682
Operating expenses excluding goodwill                                  (1,063)          (1,147)          (1,041)
                                                               ---------------- ---------------- ----------------
Operating profit before provisions excluding goodwill                      647              610              641
Provisions for bad and doubtful debts                                     (62)             (45)             (62)
                                                               ---------------- ---------------- ----------------
Operating profit excluding goodwill                                        585              565              579
Profit from associated undertakings                                          3                4                3
                                                               ---------------- ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill                588              569              582
and exceptional items1
                                                               ---------------- ---------------- ----------------


Loans and advances to customers - banking (period end)               GBP64.3bn        GBP63.2bn        GBP63.0bn
Customer deposits - banking (period end)                             GBP70.7bn        GBP69.5bn        GBP67.6bn
Total assets excluding goodwill1                                     GBP67.5bn        GBP67.0bn        GBP66.4bn
Weighted risk assets                                                 GBP36.5bn        GBP35.8bn        GBP36.0bn


Risk Tendency
                                                                       GBP150m          GBP150m          GBP185m









1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

Most of the businesses within UK Retail Banking delivered solid income growth during the first half of the year. However, the results were significantly impacted by margin pressure in the mortgage business and lower mortgage redemption income. The level of investment in the infrastructure of this business to improve customer service increased significantly and good progress has been made in recruiting the targeted additional 1,000 front-line staff. Risk metrics remained stable, while the quality of the loan portfolio has been maintained.

UK Retail Banking profit before tax including goodwill and exceptional items increased 10% (GBP48m) to GBP551m (2003: GBP503m). Profit before tax excluding goodwill and exceptional items increased 1% (GBP6m) to GBP588m (2003: GBP582m). There was steady income growth partly offset by cost growth which included a significant increase in investment spend. The risk position remained stable.
Operating income increased 2% (GBP28m) to GBP1,710m (2003: GBP1,682m). Net revenue (operating income less provisions) increased 2% (GBP28m) to GBP1,648m (2003: GBP1,620m).

Net interest income increased 2% (GBP16m) to GBP1,013m (2003: GBP997m). Growth was driven by higher customer deposit balances, and an increase in the margin associated with the savings business. Income attributable to growth in average UK mortgage balances was more than offset by margin pressure.

A selective approach to the mortgage market has been maintained. Average UK residential mortgage balances increased 3% to GBP60.6bn (2003: GBP58.6bn). Gross advances were GBP9.2bn (2003: GBP8.8bn) and net lending was GBP1.0bn (2003:
GBP1.2bn). UK residential mortgage balances ended the period at GBP60.8bn (31st December 2003: GBP59.8bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 38% (2003: 40%). Average overdraft balances within Personal Customers increased by 8%.

Average customer deposit balances increased 5% to GBP67.5bn (2003: GBP64.0bn). There was good growth in both UK Premier and Small Business balances. Personal Customer current account balances increased 10% whilst retail savings balances were maintained in highly competitive market conditions.

Openplan  customer  numbers  totalled  2.8m  (2003:  2.4m).   Mortgage  balances
increased 20% to GBP31.5bn (2003: GBP26.2bn) and savings balances increased 4% (GBP0.9bn) to GBP21.5bn (2003: GBP20.6bn).

Net fees and commissions increased 8% (GBP42m) to GBP566m (2003: GBP524m), driven by a good performance in Personal Customers, including value-added fee-based current accounts.

Other operating income decreased by 19% (GBP30m) to GBP131m (2003: GBP161m). The prior period included income from a revision of the estimated amounts expected to be repaid on banking liabilities. The absence of this income in the period has been partly offset by an increase in income arising from general insurance activities.

Operating  expenses including goodwill decreased 2% (GBP20m) to GBP1,100m (2003:
GBP1,120m). Operating expenses excluding goodwill rose 2% (GBP22m) to GBP1,063m (2003: GBP1,041m). Cost growth was due primarily to increased investment in the infrastructure of the business and costs associated with preparations for complying with the new regulatory environment in the mortgage and general insurance businesses.

Provisions remained stable at GBP62m (2003: GBP62m). The quality of the loan portfolio has been maintained and mortgage arrears balances remained low over the period.

                                  BARCLAYS PLC

UK Business Banking


                                                                               Half-year ended
                                                                     30.06.04         31.12.03         30.06.03
                                                                         GBPm             GBPm             GBPm
Net interest income                                                       678              664              637
Net fees and commissions                                                  391              376              357
Other operating income                                                      3               13               19
                                                              ---------------- ---------------- ----------------
Operating income                                                        1,072            1,053            1,013
Operating expenses excluding goodwill                                   (355)            (363)            (352)
                                                              ---------------- ---------------- ----------------
Operating profit before provisions excluding goodwill                     717              690              661
Provisions for bad and doubtful debts                                    (90)            (124)             (95)
                                                              ---------------- ---------------- ----------------
Operating profit excluding goodwill                                       627              566              566
Profit from associated undertakings                                         2                2                1
                                                              ---------------- ---------------- ----------------
Profit on ordinary activities before tax excluding                        629              568              567
goodwill and exceptional items1
                                                              ---------------- ---------------- ----------------


Loans and advances to customers - banking (period end)              GBP44.7bn        GBP41.4bn        GBP40.0bn
Customer deposits - banking (period end)                            GBP42.4bn        GBP38.5bn        GBP37.7bn
Total assets excluding goodwill1                                    GBP47.2bn        GBP44.0bn        GBP43.1bn
Weighted risk assets                                                GBP51.0bn        GBP48.6bn        GBP47.0bn


Risk Tendency                                                         GBP210m          GBP235m          GBP235m









1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

UK Business Banking maintained its momentum, with good growth in both lending and deposit balances. Both Larger Business and Medium Business continued to perform well. Market shares of primary banking relationships for Larger Business and Medium Business were maintained at 26% and 25% respectively.

UK Business Banking profit before tax including goodwill and exceptional items increased 11% (GBP61m) to GBP621m (2003: GBP560m). Profit before tax excluding goodwill also increased 11% (GBP62m) to GBP629m (2003: GBP567m), as a result of good income growth, tight cost management and well controlled risk.

Operating  income  increased 6% (GBP59m) to  GBP1,072m  (2003:  GBP1,013m).  Net
revenue   (operating   income  less   provisions)   increased   7%  (GBP64m)  to
GBP982m(2003: GBP918m).

Net interest income increased 6% (GBP41m) to GBP678m (2003: GBP637m), as a result of good balance sheet growth. Average lending balances increased 8% to GBP42.7bn (2003: GBP39.4bn). Average deposit balances increased 9% to GBP40.4bn (2003: GBP37.1bn). The lending margin remained firm, whilst there was some downward pressure on the deposit margin.

Net fees and commissions increased 10% (GBP34m) to GBP391m (2003: GBP357m), driven by lending related fees which rose strongly and accompanied the growth in balances.

Operating  expenses  including  goodwill  rose  1%  (GBP4m)  to  GBP363m  (2003:
GBP359m). Operating expenses excluding goodwill also increased 1% (GBP3m) to GBP355m (2003: GBP352m). Business as usual costs were well controlled, remaining flat despite higher business volumes. Strategic investment was focused on improving direct channels and shared technology infrastructure.

Provisions decreased 5% (GBP5m) to GBP90m (2003: GBP95m) notwithstanding the good growth in lending. The overall quality of the portfolio remained stable with total potential credit risk loans balances lower than the year end position.

                                  BARCLAYS PLC

                            Intentionally left blank

                                  BARCLAYS PLC

Private Clients and International


                                                                             Half-year ended
                                                                    30.06.04         31.12.03         30.06.03
                                                                        GBPm             GBPm             GBPm
Net interest income                                                      409              410              339
Net fees and commissions                                                 416              364              319
Other operating income                                                    25               24               12
                                                            -------------------- ----------------- -----------
Operating income                                                         850              798              670
Operating expenses excluding goodwill                                  (619)            (608)            (488)
                                                            -------------------- ----------------- -----------
Operating profit before provisions excluding goodwill                    231              190              182
Provisions for bad and doubtful debts                                   (19)             (22)             (14)
                                                            -------------------- ----------------- -----------
Operating profit excluding goodwill - ongoing business                   212              168              168
Profit from associated undertakings                                       13               15                9
                                                            -------------------- ----------------- -----------
Profit on ordinary activities before tax excluding                       225              183              177
goodwill and exceptional items - ongoing business
Contribution from closed life assurance activities                      (29)             (32)             (48)
                                                            -------------------- ----------------- -----------
Profit on ordinary activities before tax excluding                       196              151              129
goodwill and exceptional items1
                                                            -------------------- ----------------- -----------

Total assets excluding goodwill 1                                  GBP27.8bn        GBP26.5bn        GBP21.2bn
Weighted risk assets                                               GBP20.9bn        GBP18.2bn        GBP15.6bn


Risk Tendency                                                         GBP80m           GBP75m           GBP50m



The improved performance reflects good growth in both the Private Clients and International businesses, supported by improving market conditions, together with the benefits of the acquisitions made in 2003 and the reduced deficit from the closed life assurance business.

Private Clients and International profit before tax including goodwill and exceptional items increased 45% (GBP50m) to GBP161m (2003: GBP111m). Profit before tax excluding goodwill and exceptional items increased 52% (GBP67m) to GBP196m (2003: GBP129m).





1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

Private Clients

                                                                              Half-year ended
                                                                     30.06.04         31.12.03         30.06.03
                                                                         GBPm             GBPm             GBPm
Net interest income                                                       148              148              140
Net fees and commissions                                                  261              206              188
Other operating income                                                      3                1                3
                                                             ------------------- -------------- ----------------
Operating income                                                          412              355              331
Operating expenses excluding goodwill                                   (331)            (314)            (271)
                                                             ------------------- -------------- ----------------
Operating profit before provisions excluding goodwill                      81               41               60
Provisions for bad and doubtful debts                                       -              (1)              (2)
                                                             ------------------- -------------- ----------------
Profit on ordinary activities before tax excluding goodwill                81               40               58
and exceptional items - ongoing business
Contribution from closed life assurance activities                       (29)             (32)             (48)
                                                             ------------------- -------------- ----------------
Profit on ordinary activities before tax excluding goodwill                52                8               10
and exceptional items1
                                                             ------------------- -------------- ----------------

Loans and advances to customers - banking (period end)               GBP3.6bn         GBP3.1bn         GBP3.0bn
Customer deposits - banking (period end)                            GBP20.4bn        GBP20.2bn        GBP20.8bn
Total assets excluding goodwill - ongoing business1                  GBP4.4bn         GBP3.9bn         GBP4.1bn
Weighted risk assets - ongoing business                              GBP3.6bn         GBP3.2bn         GBP3.0bn


Risk Tendency                                                           GBP5m            GBP5m            GBP5m








1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

The comparison with the prior period is affected by acquisitions made during 2003. The retail stockbroking business Charles Schwab Europe was acquired at the end of January and the Gerrard business in mid December.

The improved performance reflected growth across the Private Clients businesses, supported by the improvements in the market environment. The integration of Charles Schwab Europe is now complete and the integration of Gerrard is progressing well.

Private Clients profit before tax including goodwill and exceptional items for the ongoing business increased 16% (GBP7m) to GBP50m (2003: GBP43m). Profit before tax excluding goodwill and exceptional items for the ongoing business increased 40% (GBP23m) to GBP81m (2003: GBP58m).

Operating income increased 24% (GBP81m) to GBP412m (2003: GBP331m).

Net interest income increased 6% (GBP8m) to GBP148m (2003: GBP140m). Total average customer deposits remained flat at GBP20.5bn (2003: GBP20.6bn) and total average loans increased 21% to GBP3.4bn (2003: GBP2.8bn). Good growth in offshore corporate deposits and loans reflected the success of investment in relationship managers and internet based offerings. Margins remained stable.

Net fees and commissions increased 39% (GBP73m) to GBP261m(2003: GBP188m). Excluding the contribution from Gerrard, net fees and commissions increased 11%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees.

The average level of the FTSE 100 Index was 16% higher than in the prior year period at 4,468 (2003: 3,844). Stockbroking fee income increased 16% during the first half of 2004, reflecting improved volumes. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,300 (2003: 7,000). Fee income in Private Banking increased 13%, reflecting higher volumes and asset management fees. Activity levels moderated somewhat towards the end of the period as the momentum in the equity markets slowed.

Operating  expenses  including  goodwill  rose 27%  (GBP76m)  to GBP362m  (2003:
GBP286m). Operating expenses excluding goodwill increased 22% (GBP60m) to GBP331m (2003: GBP271m). Excluding the contribution from Gerrard, operating expenses increased 3%.

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), remained flat at GBP75bn (31st December 2003: GBP75bn). Growth in new business was offset by unfavourable exchange rate movements. Stock market levels remained broadly flat during the period. Private Clients customer deposits remained stable at GBP20bn (31st December 2003: GBP20bn).

The integration of Gerrard is progressing well. The business delivered a strong performance with operating profit higher than in the first half of 2003, supported by income growth of 10%.

The contribution from the closed life assurance activities, a loss of GBP29m (2003: loss of GBP48m), comprises the embedded value of the closed Barclays Life fund together with the costs of GBP33m (2003: GBP50m) relating to redress for customers in respect of sales of endowment policies. Of the loss of GBP29m, in the Group's results, GBP9m is included within other operating income and GBP20m within net interest income.

                                  BARCLAYS PLC


International


                                                                                Half-year ended
                                                                      30.06.04         31.12.03          30.06.03
                                                                          GBPm             GBPm              GBPm
Net interest income                                                        261              262               199
Net fees and commissions                                                   155              158               131
Other operating income                                                      22               23                 9
                                                               ---------------- ---------------- -----------------
Operating income                                                           438              443               339
Operating expenses excluding goodwill                                    (288)            (294)             (217)
                                                               ---------------- ---------------- -----------------
Operating profit before provisions excluding goodwill                      150              149               122
Provisions for bad and doubtful debts                                     (19)             (21)              (12)
                                                               ---------------- ---------------- -----------------
Operating profit excluding goodwill                                        131              128               110
Profit from associated undertakings                                         13               15                 9
                                                               ---------------- ---------------- -----------------
Profit on ordinary activities before tax excluding goodwill                144              143               119
and exceptional items1
                                                               ---------------- ---------------- -----------------

Loans and advances to customers - banking (period end)               GBP17.6bn        GBP16.8bn         GBP11.9bn
Customer deposits - banking (period end)                              GBP9.4bn         GBP9.9bn          GBP6.9bn
Total assets excluding goodwill1                                     GBP22.9bn        GBP22.1bn         GBP16.2bn
Weighted risk assets                                                 GBP17.3bn        GBP14.9bn         GBP12.6bn


Risk Tendency                                                           GBP75m           GBP70m            GBP45m









1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

The comparison with the prior period is affected by the acquisition of Banco Zaragozano which completed in mid July 2003.

The businesses within International performed well. The integration of Banco Zaragozano is ahead of schedule, and the combined Spanish businesses showed significant progress. International has delivered good performances across continental Europe, Africa and the Middle East.

International profit before tax including goodwill and exceptional items increased 21% (GBP24m) to GBP140m (2003: GBP116m). Profit before tax excluding goodwill and exceptional items increased 21% (GBP25m) to GBP144m (2003:
GBP119m), reflecting growth across its core businesses, including a continuing strong performance in the mortgage market in continental Europe.

Operating income increased 29% (GBP99m) to GBP438m (2003: GBP339m).

Net interest income increased 31% (GBP62m) to GBP261m (2003: GBP199m), as a result of the inclusion of Banco Zaragozano and good performances in Spain and Africa.

Total average customer deposits increased 50% to GBP9.6bn (2003: GBP6.4bn), including growth of 64% in European balances and 21% in African balances. Total average loans increased 61% to GBP17.1bn (2003: GBP10.6bn), including growth of 66% in European balances and 24% in African balances. Margins reduced during the first half due mainly to the impact of changes in the product mix.

Net fees and commissions increased 18% (GBP24m) to GBP155m (2003: GBP131m), reflecting principally the inclusion of Banco Zaragozano, the continued success of the Openplan mortgage products in Spain and a strong performance in France from increased fund management related fees.

Operating  expenses  including  goodwill  rose 33%  (GBP72m)  to GBP292m  (2003:
GBP220). Operating expenses excluding goodwill increased 33% (GBP71m) to GBP288m (2003: GBP217m) mainly due to the inclusion of Banco Zaragozano. Strategic investment and restructuring costs increased as a result of the inclusion of costs associated with the integration of Banco Zaragozano and continued infrastructure investment in Africa.

Provisions increased 58% (GBP7m) to GBP19m (2003: GBP12m), reflecting the inclusion of Banco Zaragozano.

Barclays share of income from the FirstCaribbean business increased to GBP13m (2003: GBP9m).

Barclays Spain (including Banco Zaragozano in 2004) continued to perform strongly, with profit before tax, including goodwill of EUR16m, up 14% to EUR57m (2003: EUR50m). Profit before tax excluding goodwill of EUR16m rose 46% to EUR73m (2003: EUR50m). Good progress has been made with the integration: we are ahead of plan in the combination of head office functions and technology integration; the Banco Zaragozano branch network has been co-branded; and Barclays products, particularly mortgages and investment funds, have been successfully launched into the Banco Zaragozano customer base.

Openplan in Spain continued its successful growth and its penetration of the customer base of Banco Zaragozano. Total customer numbers at the end of the first half of 2004 were 44,200 (2003: 27,600), mortgages were EUR6.4bn (2003:
EUR3.7bn) and savings were EUR1.3bn (2003: EUR0.8bn).

Profit before tax in Africa and the Middle East remained stable at GBP58m (2003:
GBP58m) with a good income performance and strong growth in corporate balances offset by increased restructuring costs and investment costs.

                                  BARCLAYS PLC

Barclaycard

                                                                                Half-year ended
                                                                      30.06.04          31.12.03         30.06.03
                                                                          GBPm              GBPm             GBPm
Net interest income                                                        810               804              751
Net fees and commissions                                                   361               350              323
                                                               ---------------- ------------------ ---------------
Operating income                                                         1,171             1,154            1,074
Operating expenses excluding goodwill                                    (388)             (409)            (352)
                                                               ---------------- ------------------ ---------------
Operating profit before provisions excluding goodwill                      783               745              722
Provisions for bad and doubtful debts                                    (357)             (373)            (335)
                                                               ---------------- ------------------ ---------------
Operating profit excluding goodwill                                        426               372              387
Profit from joint ventures                                                   2                 2                -
                                                               ---------------- ------------------ ---------------
Profit on ordinary activities before tax excluding goodwill                428               374              387
and exceptional items1
                                                               ---------------- ------------------ ---------------

Loans and advances to customers - banking (period end)               GBP20.1bn         GBP19.6bn        GBP18.4bn
Total assets excluding goodwill1                                     GBP20.7bn         GBP20.3bn        GBP19.1bn
Weighted risk assets                                                 GBP18.4bn         GBP18.3bn        GBP17.6bn

Risk Tendency                                                          GBP810m           GBP775m          GBP710m








1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

Barclaycard combined the UK consumer lending business with its UK credit card operations to create an integrated business focused on meeting personal customers' short and medium term borrowing needs.

Barclaycard International continued to execute its international card strategy, which the Group expects to be achieved through a combination of organic activity, partnerships, alliances and acquisitions.

The comparison with the prior period is impacted by the acquisition of Clydesdale Financial Services in May 2003.

Barclaycard profit before tax including goodwill and exceptional items increased 10% (GBP37m) to GBP407m (2003: GBP370m). Profit before tax excluding goodwill and exceptional items increased 11% (GBP41m) to GBP428m (2003: GBP387m).

Operating income increased 9% (GBP97m) to GBP1,171m (2003: GBP1,074m). Net revenue (operating income less provisions) increased 10% (GBP75m) to GBP814m (2003: GBP739m).

Net interest income increased 8% (GBP59m) to GBP810m (2003: GBP751m) reflecting growth in UK average extended credit balances, up 10% to GBP7.9bn (2003:
GBP7.2bn) and UK average loan balances up 11% to GBP9.2bn (2003: GBP8.3bn). Rising funding costs reduced margins on UK extended credit balances. Balance transfer activity at promotional initial rates remained a key feature of the market.

Recruitment of UK card customers at 560,000 remained strong (2003: 650,000).

Sales of the Barclayloan product were good, up 10% to GBP2.2bn (2003: GBP2.0bn) in the period. In addition, First Plus average loan balances increased 27% to GBP1.4bn (2003: GBP1.1bn).

Net fees and commissions increased 12% (GBP38m) to GBP361m (2003: GBP323m) as a result of increased cardholder activity fees and growth in the consumer lending business and good volume growth within the merchant acquiring business.

Operating  expenses  including  goodwill  rose 11%  (GBP40m)  to GBP409m  (2003:
GBP369m). Operating expenses excluding goodwill rose 10% (GBP36m) to GBP388m (2003: GBP352m). The increase reflected the growth in Barclaycard International, business as usual costs in the UK business and brand related investment.

Provisions increased 7% (GBP22m) to GBP357m (2003: GBP335m) broadly in line with the growth in lendings.

Barclaycard International made good progress with its international expansion strategy. Income increased 23% to GBP73m due to the growth in average extended credit balances, up 22% (GBP142m) to GBP777m (2003: GBP635m). The number of Barclaycard International cards in issue rose to 1.8m (2003:1.5m). Operating costs increased in line with income.

                                  BARCLAYS PLC

Wholesale and Institutional - Barclays Capital

                                                                                Half-year ended
                                                                      30.06.04          31.12.03         30.06.03
                                                                          GBPm              GBPm             GBPm
Net interest income                                                        463               509              515
Dealing profits                                                            787               515              527
Net fees and commissions                                                   276               298              253
Other operating income                                                     175                61               48
                                                               ---------------- ------------------- --------------
Operating income                                                         1,701             1,383            1,343
Operating expenses                                                     (1,053)             (863)            (775)
                                                               ---------------- ------------------- --------------
Operating profit before provisions                                         648               520              568
Provisions for bad and doubtful debts                                     (49)             (122)            (131)
                                                               ---------------- ------------------- --------------
Operating profit                                                           599               398              437
Profit from associated undertakings                                          -                 -                1
                                                               ---------------- ------------------- --------------
Profit on ordinary activities before tax                                   599               398              438
                                                               ---------------- ------------------- --------------

Net revenue per member of staff ('000)                                  GBP260            GBP223           GBP220

Total assets                                                         GBP317.0bn        GBP268.7bn       GBP280.0bn
Weighted risk assets                                                 GBP72.7bn         GBP65.1bn        GBP62.1bn


Risk Tendency                                                           GBP80m           GBP135m          GBP190m



                                  BARCLAYS PLC

Barclays Capital delivered record first half operating income and profit. The very strong performance has been driven by growth in business volumes as the franchise continued the planned expansion into targeted geographies and products. There has been significant headcount growth in the first half of the year in Europe, the United States and Asia. These investments were broadly based across product, distribution and support capabilities particularly in equity derivatives, commodities, foreign exchange and mortgage backed securities.

Barclays  Capital  profit before tax  increased 37% (GBP161m) to GBP599m  (2003:
GBP438m), as a result of very strong operating income growth and the improved credit environment.

Operating income increased 27% (GBP358m) to a record GBP1,701m (2003: GBP1,343m) and reflected broadly based growth across most of the product areas in Rates and Credit. Net revenue (operating income less provisions) increased 36% (GBP440m) to GBP1,652m (2003: GBP1,212m). Higher average DVaR at GBP38m (2003: GBP23m) was driven by increased business volumes and market opportunities. Average DVaR in the first half remained in line with the 2003 year end position of GBP37m. Period end DVaR at 30th June 2004 of GBP26m reflected lower interest rate positions during the last few weeks of the period.

Secondary income,  comprising dealing profits and net interest income,  which is
primarily   generated  from  providing  client  risk  management  and  financing solutions, increased 20% (GBP208m) to GBP1,250m (2003: GBP1,042m).

Dealing profits grew 49% (GBP260m) to GBP787m (2003: GBP527m), with very strong performances in the Rates and Credit businesses. This was driven by higher volumes of client led activity across a broad range of products, the benefit of recent headcount investments in product depth and geographical reach and reflected the level of average DVaR. Net interest income fell 10% (GBP52m) to GBP463m (2003: GBP515m) due to lower contributions from both money markets as the size of the book was reduced and from the loan portfolio as average drawn credit balances fell to GBP7bn (2003: GBP10bn).

Primary income,  comprising net fees and commissions,  grew 9% to GBP276m (2003:
GBP253m), with good contributions from primary bonds as a result of higher issuance volumes. This performance was achieved despite the market trends of lower corporate issuance. Net fees and commissions included GBP46m (2003:
GBP40m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to GBP175m (2003: GBP48m) as a result of a number of private equity and structured capital markets investment realisations.

Operating expenses increased 36% (GBP278m) to GBP1,053m (2003: GBP775m). Business as usual costs grew as a result of higher business volumes and a significant increase in headcount across Europe, the United States and Asia.
Revenue related costs increased due to the strong financial performance. Strategic investment costs were higher reflecting continued investment in product, client coverage and distribution capabilities. The ratio of staff costs to net revenue remained broadly stable at 53% (2003:52%).

Provisions fell 63% (GBP82m) to GBP49m (2003: GBP131m), reflecting the ongoing improvement in the wholesale credit environment.

                                                             BARCLAYS PLC

Wholesale and Institutional - Barclays Global Investors

                                                                              Half-year ended
                                                                     30.06.04         31.12.03         30.06.03
                                                                         GBPm             GBPm             GBPm
Net interest income                                                         4                4                5
Net fees and commissions                                                  418              356              306
Other operating income                                                      1                1                -
                                                             ------------------- ------------- ----------------
Operating income                                                          423              361              311
Operating expenses excluding goodwill                                   (265)            (260)            (220)
                                                             ------------------- ------------- ----------------
Operating profit excluding goodwill                                       158              101               91
Loss from joint ventures                                                  (1)              (1)                -
                                                             ------------------- ------------- ----------------
Profit on ordinary activities before tax excluding goodwill1              157              100               91
                                                             ------------------- ------------- ----------------

Net revenue per member of staff ('000)                                 GBP217           GBP181           GBP152
Total assets excluding goodwill 1                                    GBP0.7bn         GBP0.5bn         GBP0.6bn

Weighted risk assets                                                 GBP1.0bn         GBP1.1bn         GBP1.1bn











1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets excluding goodwill to total assets is on page 25.

                                  BARCLAYS PLC

Barclays Global Investors continued to deliver a very strong performance. The success has been achieved from a combination of: a commitment to product innovation; a more diverse product range; success in attracting net new assets; the investment performance of the active business; and increased operating efficiency.

Barclays Global Investors profit before tax including goodwill increased 77% (GBP65m) to GBP150m (2003: GBP85m). Profit before tax excluding goodwill increased 73% (GBP66m) to GBP157m (2003: GBP91m) reflecting very strong income growth and good cost control. Growth in income and costs was constrained by adverse foreign exchange movements. Approximately 55% of income is generated in the US and 31% in the UK.

Net fees and commissions increased 37% (GBP112m) to GBP418m (2003: GBP306m), with strong income generation across both the active and index businesses. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in sales of higher margin products, continued solid investment performance and stronger global equity markets, which more than compensated for the adverse impact of foreign exchange movements. Securities lending income growth was also strong, benefiting from increased volumes.

Operating  expenses  including  goodwill  rose 24%  (GBP52m)  to GBP272m  (2003:
GBP220m). Operating expenses excluding goodwill increased 20% (GBP45m) to GBP265m (2003: GBP220m) primarily as a result of higher performance based expenses.

Total assets under management increased 6% (GBP36bn) to GBP634bn or US$1,151bn (31st December 2003: GBP598bn or US$1,070bn). This growth came from GBP28bn of net new assets and GBP16bn attributable to market movements, partially offset by GBP8bn of adverse exchange rate movements.

                                  BARCLAYS PLC

Head office functions and other operations

Head office functions comprise all the Group's central costs, including the following areas that fall within Group Functions: Executive Management, Finance, Marketing, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are managed separately with the objective of maximising the recovery from the assets concerned.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group's operational premises, property related services and other central items including activities which support the operating business.


                                                                      Half-year ended
                                                            30.06.04          31.12.03         30.06.03
                                                                GBPm              GBPm             GBPm
Head office functions and central items                         (65)             (124)             (76)
Transition Businesses                                            (9)               (5)             (20)
Restructuring costs                                              (6)              (10)              (6)
                                                     --------------- --------------------- ------------

Loss on ordinary activities before tax excluding                (80)             (139)            (102)
goodwill and exceptional items1
                                                     --------------- --------------------- ------------


Head office functions and central items costs decreased 14% (GBP11m) to GBP65m (2003: GBP76m). Central items included internal fees charged by Barclays Capital for structured capital market activities of GBP46m (2003: GBP40m).

The improved performance of Transition Businesses, from a loss of GBP20m to a loss of GBP9m, primarily reflected provisions released in the current year.


Woolwich integration synergies

Total Woolwich integration benefits of GBP227m were achieved by the programme in the half-year ended 30th June 2004. This comprises ongoing cost and revenue synergies totalling GBP226m and tax savings of GBP1m.

The Group is on track to exceed the targeted GBP400m in cost and revenue synergies for the full year to 31st December 2004.



1 The reconciliation of profit on ordinary activities before tax excluding goodwill and exceptional items to profit before tax is on pages 23 to 24 and the reconciliation of total assets including goodwill to total assets is on page 25.
                                       43

                                  BARCLAYS PLC

Economic Capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within six risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology. During the first half of 2004 enhancements included improvements in the modelling of the time horizon, correlation of risks and risk concentrations. The developments in the methodology are consistent with the capital proposals within the Basel II accord.

Average economic capital by business is set out below:


                                                                            Half-year ended
                                                                   30.06.04         31.12.03         30.06.03
                                                                       GBPm             GBPm             GBPm
UK Banking                                                            4,450            4,800            4,800
                                                           --------------------- ---------------- -----------
  UK Retail Banking                                                   2,150            2,250            2,250
  UK Business Banking                                                 2,300            2,550            2,550
                                                           --------------------- ---------------- -----------
Private Clients and International                                     1,400            1,350            1,050
                                                           --------------------- ---------------- -----------
  Private Clients - ongoing business                                    300              250              200
                  - closed life assurance activities                    100              150              150
  International                                                       1,000              950              700
                                                           --------------------- ---------------- -----------
Barclaycard                                                           2,450            2,250            2,150
Barclays Capital                                                      2,050            2,100            2,150
Barclays Global Investors                                               150              150              150
Head office functions and other operations1                             200              250              250
                                                           --------------------- ---------------- -----------
Average business unit economic capital                               10,700           10,900           10,550
Capital held at Group centre2                                         1,600            1,300            1,050
Average historical goodwill                                           5,600            5,300            4,900
                                                           --------------------- ---------------- -----------
Total average shareholders' funds                                    17,900           17,500           16,500
                                                           --------------------- ---------------- -----------

1    Includes Transition Businesses and capital for central functional risks.

2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

Total average shareholders' funds including unamortised goodwill rose by GBP400m to GBP17,900m in the first half of 2004.

UK Retail Banking economic capital allocation has decreased GBP100m to GBP2,150m primarily as a result of the sale of non-core mortgage assets that had previously been acquired with the Woolwich.

UK Business Banking economic capital allocation has decreased GBP250m to GBP2,300m as a consequence of both general improvements in the credit quality of counterparties within Larger Business and of continued improvement in the risk assessment of complex transactions within Assets Sales and Venture Finance.

                                  BARCLAYS PLC

Private Clients and International economic capital allocation has increased GBP50m to GBP1,400m reflecting the impact of including an entire half-year of the two acquisitions made in the second half of 2003.

Barclaycard economic capital allocation has increased GBP200m due to continued growth in the loan book and methodology improvements in First Plus.

                                  BARCLAYS PLC

Economic Profit

Economic profit for the half-year 2004 was GBP1,054m (2003: GBP745m).

The reconciliation of economic profit to profit after tax and minority interests is shown below:


                                                                             Half-year ended
                                                                   30.06.04         31.12.03          30.06.03
                                                                       GBPm             GBPm              GBPm
                                                            ---------------- ---------------- -----------------
Profit after tax and minority interests                               1,716            1,361             1,383
Goodwill amortisation                                                   148              140               125
Tax credit on goodwill                                                  (5)              (4)               (3)
Goodwill relating to associated undertakings                              3                4                 3
                                                            ---------------- ---------------- -----------------

Profit after tax and minority interests excluding goodwill
amortisation                                                          1,862            1,501             1,508

Gain/(loss) on disposal recognised in the statement
of total recognised gains and losses                                     20              (4)                 -
                                                            ---------------- ---------------- -----------------
                                                                      1,882            1,497             1,508

                                                            ---------------- ---------------- -----------------
Average shareholders' funds including
average historical goodwill1                                         17,900           17,517            16,521
Post tax cost of equity                                                9.5%             9.5%              9.5%
                                                            ---------------- ---------------- -----------------

Cost of average shareholders' funds including
average historical goodwill2                                          (828)            (812)             (763)
                                                            ---------------- ---------------- -----------------
Economic profit                                                       1,054              685               745
                                                            ---------------- ---------------- -----------------

1 The difference between the average shareholders' funds (excluding minority interests) of GBP16,789m and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.

2    The cost  includes  a charge  for  purchased  goodwill  of  GBP242m  (2003:
     GBP211m). A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% has been used for all other goodwill. The post tax cost of equity is unchanged for 2004.

                                  BARCLAYS PLC

Risk Tendency

As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of the credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to all performing credit exposures in both wholesale and retail sectors. Looking one year ahead, it provides a statistical estimate that is the average in the range of possible losses expected from the current performing portfolio. The actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.


                                                                       Half-year ended
                                                              30.06.04         31.12.03         30.06.03
                                                                  GBPm             GBPm             GBPm
UK Banking                                                         360              385              420
                                                      ------------------- -------------- ----------------
  UK Retail Banking                                                150              150              185
  UK Business Banking                                              210              235              235
                                                      ------------------- -------------- ----------------
Private Clients and International                                   80               75               50
                                                      ------------------- -------------- ----------------
  Private Clients                                                    5                5                5
  International                                                     75               70               45
                                                      ------------------- -------------- ----------------
Barclaycard                                                        810              775              710
Barclays Capital                                                    80              135              190
Transition businesses                                               10               20               20
                                                      ------------------- -------------- ----------------
                                                                 1,340            1,390            1,390
                                                      ------------------- -------------- ----------------


Risk Tendency fell 4% to GBP1,340m (31st December 2003: GBP1,390m).

Barclaycard Risk Tendency increased due to high levels of card customer recruitment.

International Risk Tendency increased as a result of continued growth in the portfolio, particularly in Spain. The rise in the second half of 2003 was mainly a consequence of the acquisition of Banco Zaragozano.

Risk Tendency fell in UK Business Banking and in Barclays Capital due to improved credit conditions in the corporate and wholesale environment.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Group Structure changes from 2003

From 1st January 2004, for reporting purposes, Barclays has been organised into the business groupings outlined on pages 21 and 22. Results are also provided for Head office functions and other operations.

The restructure has had no impact on the Group profit and loss account as reported in the 2003 Annual Report.

Acquisitions and disposals

On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 7th April 2004, Barclays completed the disposal of Edotech Limited to Astron, the business process outsourcing group.

Accounting policies

A change in accounting policy arose from the adoption in 2004 of UITF Abstract 38 (UITF 38), 'Accounting for ESOP trusts'. UITF 38 requires Barclays PLC shares held in Employee Share Ownership Plans (ESOP) trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. The balance sheets for June 2003 and December 2003 have been restated accordingly, and other assets and shareholders' funds have been reduced by GBP100m at 30th June 2003 and GBP99m at 31st December 2003. The impact of UITF 38 on the June 2003 and December 2003 profit and loss account was immaterial, and the comparatives have not been restated.

In addition, the June 2003 balance sheet has been restated to reflect the impact of UITF Abstract 37 (UITF 37), 'Purchases and sales of own shares', which was implemented in the 2003 year-end accounts. As a result equity shares and shareholders' funds have been reduced by GBP7m at 30th June 2003. The impact of UITF 37 on the June 2003 profit and loss account was immaterial, and the comparatives have not been restated.

Apart from UITF 38, there have been no significant changes to the accounting policies as described in the 2003 Annual Report.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Future UK accounting developments

In July 2004 the Accounting Standards Board issued Financial Reporting Exposure Draft 34 on Life Assurance, which sets out a proposed standard to apply for the December 2004 year-end. The Group is currently assessing the impact of the proposals on its life assurance business.

Conversion to International Financial Reporting Standards in 2005

By Regulation, the EU has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will have to comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

Work to meet the requirements of IFRS fully in 2005 is advancing to plan. Differences are being identified, revised accounting policies are being developed, design work is advancing for the necessary changes to systems and processes whilst the building of the identified changes is progressing well.

The main risks and uncertainties relate to the standards that have not yet been finalised and adopted by the EU. How IFRS financial statements will be interpreted for tax and regulatory capital purposes also remains unclear at this time. However, the programme is following normal project controls and change management and the Group is confident that it will be able to meet requirements for financial reporting in 2005.

While almost all standards are now finalised, there remains uncertainty with respect to the application of one key standard, 'Financial Instruments:
Recognition and Measurement' (IAS 39). Although a final text was published on 31st March 2004, it is currently unclear whether or not the standard will be endorsed by the EU for use in 2005. In these circumstances it is not practicable to provide further information about likely impacts on 2005 results.

IAS 39 will have a significant impact on the IFRS accounts as it changes the recognition and measurement of the majority of the assets and liabilities held by the bank, including loans, investment securities and derivatives used for risk management purposes. 'Financial Instruments: Presentation and Disclosure' (IAS 32), which contains different requirements for off setting assets and liabilities than UK GAAP, will also have a significant impact, particularly in the presentation of the balance sheet. Other standards that will have significant impact on the reported results include: employee benefits (pensions), share based payment, goodwill (amortisation), intangible assets (capitalisation of software), consolidation and insurance contracts.

Barclays intends to hold briefings on IFRS in the fourth quarter of 2004. The restated 2004 IFRS results and the opening 2005 IFRS balance sheet will be issued in the first half of 2005. The first financial information on an IFRS basis will be provided for the June 2005 half-year.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Changes in accounting presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the changes in accounting policies discussed above.

Share capital

The Group manages both its debt and equity capital actively. The Group renewed its authority to buy back ordinary shares at the 2004 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

                                  BARCLAYS PLC

                                      NOTES

1.    Loans and advances to banks



                                                                 30.06.04          31.12.03         30.06.03
      Banking business                                               GBPm              GBPm             GBPm
      United Kingdom                                               15,105            14,315           11,347
      Other European Union                                          1,000             1,702            1,594
      United States                                                    94               110              377
      Rest of the World                                             1,385             1,143            1,640
                                                          ---------------- --------------------- ------------
                                                                   17,584            17,270           14,958
      Less - provisions                                               (7)              (16)             (21)
                                                          ---------------- --------------------- ------------
                                                                   17,577            17,254           14,937
      Trading business                                             59,100            44,670           52,534
                                                          ---------------- --------------------- ------------
      Total loans and advances to banks                            76,677            61,924           67,471
                                                          ---------------- --------------------- ------------


      Of the total loans and advances to banks, placings with banks were GBP71.2bn at 30th June 2004 (31st December 2003: GBP56.5bn; 30th June 2003: GBP57.1bn). Placings with banks include reverse repos of GBP59.5bn (31st December 2003: GBP50.4bn; 30th June 2003: GBP43.3bn). The majority of the placings have a residual maturity of less than one year.
                                       51

                                  BARCLAYS PLC

2.     Loans and advances to customers



                                                                 30.06.04          31.12.03         30.06.03
      Banking business - United Kingdom:                             GBPm              GBPm             GBPm
      Financial institutions                                        8,681             7,721            7,612
      Agriculture, forestry and fishing                             1,932             1,766            1,860
      Manufacturing                                                 6,219             5,967            6,860
      Construction                                                  2,007             1,883            1,961
      Property                                                      7,214             6,341            6,515
      Energy and water                                              1,128             1,286            1,064
      Wholesale and retail distribution and leisure                 9,339             8,886            8,147
      Transport                                                     2,324             2,579            2,878
      Postal and communication                                        503               476              373
      Business and other services                                  12,009            12,030           11,713
      Home loans1                                                  63,114            61,905           60,715
      Other personal                                               22,202            21,905           21,151
      Overseas customers                                            6,377             5,477            6,367
      Finance lease receivables                                     5,447             5,587            4,204
                                                          ---------------- ------------------- --------------
      Total United Kingdom                                        148,496           143,809          141,420
                                                          ---------------- ------------------- --------------

      Business Banking - Overseas:
      Other European Union                                         18,432            19,027           15,255
      United States                                                 5,435             3,573            4,764
      Rest of the World                                             4,791             4,510            6,540
                                                          ---------------- ------------------- --------------
                                                                   28,658            27,110           26,559
                                                          ---------------- ------------------- --------------

      Total banking loans and advances to customers               177,154           170,919          167,979
      Less provisions                                             (2,929)           (3,012)          (2,992)
      Less interest in suspense                                      (45)              (49)             (75)
                                                          ---------------- ------------------- --------------
                                                                  174,180           167,858          164,912
      Trading business                                             72,893            58,961           59,447
                                                          ---------------- ------------------- --------------
      Total loans and advances to customers                       247,073           226,819          224,359
                                                          ---------------- ------------------- --------------

      1    Excludes commercial property mortgages

      Of the total loans and advances to customers, reverse repos were GBP55.3bn (31st December 2003: GBP50.0bn; 30th June 2003: GBP39.8bn)

      The geographic presentation above is based on the office recording the transaction.

      The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent's predominant business may be in a different industry.

      The above numbers include securitised loans of GBP2,995m which meet the criteria for linked presentation (31st December 2003: GBP81m; 30th June 2003: GBP83m), stated net of non-recourse finance of GBP2,954m (31st December 2003: GBP80m; 30th June 2003: GBP82m).

                                  BARCLAYS PLC

3.     Provision balances for bad and doubtful debts



                                                                                Half-year ended
      Movements in provisions for bad and doubtful debts
                                                                       30.06.04         31.12.03         30.06.03
                                                                           GBPm             GBPm             GBPm
      Provisions at beginning of period                                   3,028            3,013            2,998
      Acquisitions and disposals                                              -               48               14
      Exchange and other adjustments                                       (25)             (20)                2
      Amounts written off (see below)                                     (771)            (759)            (715)
      Recoveries (see below)                                                115               51               62
      Provisions charged against profit (see below)                         589              695              652
                                                               ----------------- ---------------- ----------------
      Provisions balance at end of period                                 2,936            3,028            3,013
                                                               ----------------- ---------------- ----------------

      Amounts written off

               United Kingdom                                             (705)            (615)            (560)
               Other European Union                                        (26)             (39)             (15)
               United States                                               (36)             (82)            (133)
               Rest of the World                                            (4)             (23)              (7)
                                                               ----------------- ---------------- ----------------
               Total amounts written off                                  (771)            (759)            (715)
                                                               ----------------- ---------------- ----------------

      Recoveries

               United Kingdom                                                97               44               51
               Other European Union                                           9                2                5
               United States                                                  7                4                6
               Rest of the World                                              2                1                -
                                                               ----------------- ---------------- ----------------
         Total recoveries                                                   115               51               62
                                                               ----------------- ---------------- ----------------

      Provisions charged against profit

      New and increased specific provisions
               United Kingdom                                               745              751              622
               Other European Union                                          44               27               30
               United States                                                 28               47               71
               Rest of the World                                             19               32               48
                                                               ----------------- ---------------- ----------------
                                                                            836              857              771
                                                               ----------------- ---------------- ----------------
      Releases of specific provisions
               United Kingdom                                              (28)             (96)             (55)
               Other European Union                                        (10)              (7)              (6)
               United States                                                (9)             (20)              (4)
               Rest of the World                                            (9)              (2)              (5)
                                                               ----------------- ---------------- ----------------
                                                                           (56)            (125)             (70)
                                                               ----------------- ---------------- ----------------

      Recoveries                                                          (115)             (51)             (62)
                                                               ----------------- ---------------- ----------------

      Net specific provisions charge                                        665              681              639
      General provision (release) / charge                                 (76)               14               13
                                                               ----------------- ---------------- ----------------
      Net charge to profit                                                  589              695              652
                                                               ----------------- ---------------- ----------------


                                  BARCLAYS PLC

3.     Provision balances for bad and doubtful debts (continued)

       Total provisions for bad and doubtful debts at end of period comprise:



                                                                 30.06.04          31.12.03         30.06.03
      Specific provisions                                            GBPm              GBPm             GBPm
               United Kingdom                                       1,865             1,856            1,812
               Other European Union                                   101                97               99
               United States                                          101               121              187
               Rest of the World                                      156               159              163
                                                          ---------------- -------------------- -------------
      Total specific provisions                                     2,223             2,233            2,261
      General provisions                                              713               795              752
                                                          ---------------- -------------------- -------------
                                                                    2,936             3,028            3,013
                                                          ---------------- -------------------- -------------



      The geographic analysis of provisions shown above is based on the location of the office recording the transaction. These provisions balances (and interest in suspense - see note 2) provide coverage of the non-performing loans and potential credit risk loans as shown in note 4 below.

                                  BARCLAYS PLC

4.   Potential credit risk loans

     The following table presents an analysis of potential credit risk loans (non-performing and potential problem loans). The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.


     Potential credit risk loans
                                                                     30.06.04          31.12.03         30.06.03
     Summary                                                             GBPm              GBPm             GBPm
     Non-accrual loans:                                                 2,235             2,261            2,455
     Accruing where interest is being suspended with or
     without provisions                                                   432               629              542
     Other accruing loans against which provisions
     have been made                                                       911               821              768
                                                               ---------------- ------------------- -------------
                                                                         3,578             3,711            3,765
     Accruing loans 90 days overdue, against which
     no provisions have been made                                         569               590              785
     Reduced rate loans                                                    10                 4                8
                                                               ---------------- ------------------- -------------
     Total non-performing loans                                         4,157             4,305            4,558
     Potential problem loans                                              824             1,327            1,171
                                                               ---------------- ------------------- -------------
     Total potential credit risk loans                                  4,981             5,632            5,729
                                                               ---------------- ------------------- -------------

     Non-performing loans declined to GBP4,157m (31st December 2003: GBP4,305m). The potential problem loan balance fell to GBP824m (31st December 2003:
     GBP1,327m) reflecting regradings, settlements, write-offs and a reduction in emergence of new potential problem loans.

     Geographical split:


                                                                      30.06.04          31.12.03         30.06.03
     Non-accrual loans                                                    GBPm              GBPm             GBPm
               United Kingdom                                            1,634             1,572            1,628
               Other European Union                                        135               143              126
               United States                                               315               383              570
               Rest of the World                                           151               163              131
                                                               ---------------- ------------------- -------------
               Total                                                     2,235             2,261            2,455
                                                               ---------------- ------------------- -------------

      Accruing loans where interest is being suspended with
      or without provisions:
               United Kingdom                                              341               559              435
               Other European Union                                         48                29               23
               United States                                                 -                 -                -
               Rest of the World                                            43                41               84
                                                               ---------------- ------------------- -------------
               Total                                                       432               629              542
                                                               ---------------- ------------------- -------------

      Other accruing loans against which provisions
      have been made:
               United Kingdom                                              858               760              713
               Other European Union                                         26                35               40
               United States                                                 -                 -                -
               Rest of the World                                            27                26               15
                                                               ---------------- ------------------- -------------
               Total                                                       911               821              768

                                                               ---------------- ------------------- -------------


                                                             BARCLAYS PLC


                                                                      30.06.04          31.12.03         30.06.03
      Accruing loans 90 days overdue, against which
      no provisions have been made:
               United Kingdom                                              542               566              757
               Other European Union                                         27                24               28
               United States                                                 -                 -                -
               Rest of the World                                             -                 -                -
                                                               ---------------- ------------------ ---------------

               Total                                                       569               590              785
                                                               ---------------- ------------------ ---------------

      Reduced rate loans:
               United Kingdom                                               10                 4                6
               Other European Union                                          -                 -                -
               United States                                                 -                 -                -
               Rest of the World                                             -                 -                2
                                                               ---------------- ------------------ ---------------
               Total                                                        10                 4                8
                                                               ---------------- ------------------ ---------------

      Total non-performing loans:
               United Kingdom                                            3,385             3,461            3,539
               Other European Union                                        236               231              217
               United States                                               315               383              570
               Rest of the World                                           221               230              232
                                                               ---------------- ------------------ ---------------
               Total                                                     4,157             4,305            4,558
                                                               ---------------- ------------------ ---------------

      Potential problem loans:
               United Kingdom                                              554               989              878
               Other European Union                                          -                23               25
               United States                                               191               259              202
               Rest of the World                                            79                56               66
                                                               ---------------- ------------------ ---------------
         Total                                                             824             1,327            1,171
                                                               ---------------- ------------------ ---------------

      Total potential credit risk loans:
         United Kingdom                                                  3,939             4,450            4,417
         Other European Union                                              236               254              242
         United States                                                     506               642              772
         Rest of the World                                                 300               286              298
                                                               ---------------- ------------------ ---------------
         Total                                                           4,981             5,632            5,729
                                                               ---------------- ------------------ ---------------

      Provision coverage of non-performing loans:                            %                 %                %
               United Kingdom                                             74.0              74.2             71.1
               Other European Union                                       71.6              71.4             59.0
               United States                                              37.8              39.2             43.2
               Rest of the World                                          85.5              83.9             85.3
                                                               ---------------- ------------------ ---------------
               Total                                                      71.7              71.5             67.7
                                                               ---------------- ------------------ ---------------

      Provision coverage of total potential credit risk
      loans:                                                                 %                 %                %
               United Kingdom                                             63.6              57.7             57.0
               Other European Union                                       71.6              65.0             52.9
               United States                                              23.5              23.4             31.9
               Rest of the World                                          63.0              67.5             66.4
                                                               ---------------- ------------------ ---------------
               Total                                                      59.8              54.6             53.9
                                                               ---------------- ------------------ ---------------

                                  BARCLAYS PLC

     The   geographical   coverage  ratios  include  an  allocation  of  general
     provisions.

     The coverage of non-performing loans by the Group's stock of provisions and interest in suspense remained broadly stable at 71.7% (31st December 2003:
     71.5%). The coverage of total potential credit risk loans was higher at 59.8% (31st December 2003: 54.6%).

5.   Other assets


                                                                   30.06.04         31.12.03         30.06.03
                                                                       GBPm             GBPm             GBPm
      Balances arising from off-balance sheet
      financial instruments (see note 10)                            14,000           15,812           16,039
      Shareholders' interest in long term assurance fund                436              478              799
      London Metal Exchange warrants and other metals
      trading positions                                               1,443            1,290              794
      Sundry debtors                                                  1,786            2,156            2,223
      Prepayments and accrued income                                  4,575            3,921            3,411
                                                           ----------------- ---------------- ----------------
                                                                     22,240           23,657           23,266
                                                           ----------------- ---------------- ----------------

6.       Other liabilities



                                                                   30.06.04         31.12.03          30.06.03
                                                                       GBPm             GBPm              GBPm
      Obligations under finance leases payable                          352              110               129
      Balances arising from off-balance sheet financial
      instruments (See note 10)                                      12,829           14,797            12,900
      Short positions in securities                                  57,438           49,934            44,337
      Current tax                                                       680              497               731
      Sundry creditors                                                3,643            4,159             4,941
      Accruals and deferred income                                    5,212            4,983             4,476
      Provisions for liabilities and charges                          1,058            1,015               899
      Dividend                                                          529              879               456
                                                           ----------------- ---------------- -----------------
                                                                     81,741           76,374            68,869
                                                           ----------------- ---------------- -----------------

7. Loans and advances to borrowers in currencies other than the local currency of the borrower

     At 30th June 2004, the countries where these outstandings exceeded 1% of total Group assets were the United States and Germany. In this context, assets comprise total assets as presented in the consolidated balance sheet and include acceptances.

     Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where borrowing exceeds 1% of total Group assets


                                                                                 As % of            Total
                                                                                  assets             GBPm
      At 30th June 2004
      United States                                                                  2.5           12,337
      Germany                                                                        1.1            5,286

      At 31st December 2003
      United States                                                                  2.7           12,110
      Germany                                                                        1.2            5,127

     As at 30th June 2004, only France had such outstandings between 0.75% and 1% of total Group assets, which amounted to GBP4,581m (31st December 2003:
     GBP3,570m).

                                  BARCLAYS PLC

8.   Legal proceedings

     Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation.

     Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business.

     Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

9.   Contingent liabilities and commitments



                                                                     30.06.04         31.12.03         30.06.03
      Contingent liabilities                                             GBPm             GBPm             GBPm
      Acceptances and endorsements                                        530              671            2,259
      Guarantees and assets pledged as collateral security             26,334           24,596           22,655
      Other contingent liabilities                                      7,800            8,427            7,964
                                                             ----------------- ----------------- ----------------

                                                                       34,664           33,694           32,878
                                                             ----------------- ----------------- ----------------
      Commitments
      Standby facilities, credit lines and other commitments          119,887          114,847          106,472
                                                             ----------------- ----------------- ----------------

                                                             BARCLAYS PLC

10.  Derivatives

     The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.


      Foreign exchange derivatives
                                                                    30.06.04          31.12.03         30.06.03
      Contract or underlying principal amount                           GBPm              GBPm             GBPm
      Forward foreign exchange                                       415,997           310,319          336,079
      Currency swaps                                                 239,440           207,364          175,115
      Other exchange rate related contracts                          145,238           167,643          130,864
                                                             ----------------  ------------------ --------------

                                                                     800,675           685,326          642,058
                                                             ----------------  ------------------ --------------
      Interest rate derivatives
      Contract or underlying principal amount
      Interest rate swaps                                          3,676,218         2,944,310        2,471,207
      Forward rate agreements                                        588,977           381,511          245,529
      OTC options bought and sold                                  1,095,615           842,631          707,160
      Other interest rate related contracts                        2,408,350         2,051,161        1,341,117
                                                             ----------------  ------------------ --------------
                                                                   7,769,160         6,219,613        4,765,013
                                                             ----------------  ------------------ --------------

      Credit derivatives                                              82,835            47,450           29,621
                                                             ----------------  ------------------ --------------

      Equity, stock index and commodity derivatives
      Contract or underlying principal amount                        196,964           171,939          151,054
                                                             ----------------  ------------------ --------------


     Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options, futures and swaps.

     The increased nominal amounts reflect the expansion of the Barclays Capital business and the continued growth in customer usage of electronic dealing systems.

     Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.

                                  BARCLAYS PLC



                                                                    30.06.04          31.12.03         30.06.03
                                                                        GBPm              GBPm             GBPm
      Positive fair values
      Foreign exchange derivatives                                    11,332            17,129           12,071
      Interest rate derivatives                                       45,563            51,776           73,905
      Credit derivatives                                                 750               798              828
      Equity, stock index and commodity derivatives                    7,021             4,721            3,716
      Effect of netting                                             (47,390)          (55,030)         (70,106)
      Cash collateral meeting offset criteria                        (3,276)           (3,582)          (4,375)
                                                             ---------------- ------------------- -------------

                                                                      14,000            15,812           16,039
                                                             ---------------- ------------------- -------------


      Negative fair values
      Foreign exchange derivatives                                    11,233            18,393           12,335
      Interest rate derivatives                                       43,944            49,735           70,990
      Credit derivatives                                                 488               584              476
      Equity, stock index and commodity derivatives                    7,928             5,733            4,215
      Effect of netting                                             (47,390)          (55,030)         (70,106)
      Cash collateral meeting offset criteria                        (3,374)           (4,618)          (5,010)
                                                             ---------------- ------------------- -------------
                                                                      12,829            14,797           12,900
                                                             ---------------- ------------------- -------------

                                  BARCLAYS PLC

11.  Market risk

     Market risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices, and commodity prices.

     Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in the first half of 2004 compared to 2003. This was due mainly to interest rate opportunities taken and an increase in credit spread risk. The latter increase was primarily a result of growing client business in corporate bonds and credit derivatives. Market risk exposure decreased towards the end of the first half 2004. Total DVaR as at 30th June 2004 was GBP26.0m (31st December 2003: GBP37.2m; 30th June 2003:
     GBP24.6m).

     Analysis of Barclays Capital's market risk exposures

     The daily average, maximum and minimum values of DVaR were calculated as below:



                                                                     Half-year ended
                                                                        30.06.04
                                                           Average             High1             Low1
                                                              GBPm              GBPm             GBPm
      Interest rate risk                                      30.5              53.6             19.0
      Credit spread risk                                      25.0              32.9             16.0
      Foreign exchange risk                                    1.8               3.0              0.9
      Equities risk                                            4.1               7.9              2.2
      Commodities risk                                         3.7               7.8              2.2
      Diversification effect                                (27.0)
                                                    ---------------   --------------- ----------------
      Total DVaR                                              38.1              46.8             25.7
                                                    ---------------   --------------- ----------------

                                                                     Half-year ended
                                                                        31.12.03
                                                           Average             High1             Low1
                                                              GBPm              GBPm             GBPm
      Interest rate risk                                      21.3              34.1             13.6
      Credit spread risk                                      20.6              29.2             14.8
      Foreign exchange risk                                    1.8               3.1              1.0
      Equities risk                                            2.7               4.9              1.5
      Commodities risk                                         4.2               7.0              2.2
      Diversification effect                                (21.8)
                                                    ---------------   --------------- ----------------
      Total DVaR                                              28.8              38.6             20.5
                                                    ---------------   --------------- ----------------

                                                                     Half-year ended
                                                                        30.06.03
                                                           Average             High1             Low1
                                                              GBPm              GBPm             GBPm
      Interest rate risk                                      20.7              27.7             13.7
      Credit spread risk                                      11.7              16.0              8.9
      Foreign exchange risk                                    2.9               5.0              1.3
      Equities risk                                            2.5               3.8              1.7
      Commodities risk                                         4.6               6.2              2.2
      Diversification effect                                (19.4)
                                                    ---------------   --------------- ----------------
      Total DVaR                                              23.0              29.5             17.6
                                                    ---------------   --------------- ----------------

1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

                                  BARCLAYS PLC

                      CONSOLIDATED STATEMENT OF CHANGES IN
                         SHAREHOLDERS' FUNDs (UNAUDITED)


                                                                           Half-year ended
                                                                 30.06.04          31.12.03         30.06.03
Share capital 1                                                      GBPm              GBPm             GBPm
At beginning of period                                              1,642             1,638            1,645
Shares issued                                                           2                 8                1
Repurchase of shares                                                 (31)               (4)              (8)
                                                          ---------------   --------------- ----------------
At end of period                                                    1,613             1,642            1,638
                                                          ---------------   --------------- ----------------

Share premium account
At beginning of period                                              5,417             5,292            5,277
Premium arising on shares issued                                       20               125               15
                                                          ---------------   --------------- ----------------
At end of period                                                    5,437             5,417            5,292
                                                          ---------------   --------------- ----------------

Revaluation reserve
At beginning of period                                                 24                22               24
Other                                                                   -                 2              (2)
                                                          ---------------   --------------- ----------------
At end of period                                                       24                24               22
                                                          ---------------   --------------- ----------------

Capital redemption reserve
At beginning of period                                                274               270              262
Repurchase of ordinary shares                                          31                 4                8
                                                          ---------------   --------------- ----------------
                                                                      305               274              270
                                                          ---------------   --------------- ----------------

Other capital reserve
                                                          ---------------   --------------- ----------------
At beginning and end of period                                        617               617              617
                                                          ---------------   --------------- ----------------

Profit retained
At beginning of period                                              8,400             8,118            7,321
Profit retained                                                     1,188               478              926
Exchange rate translation differences                                (43)              (67)               36
Repurchase of ordinary shares                                        (31)               (4)              (8)
Premium and legal costs on                                          (574)              (81)            (111)
repurchase of ordinary shares
Shares issued to Quest in relation to                                   -              (36)                -
share option schemes for staff
Increase in Treasury shares                                          (22)               (4)             (48)
Other items                                                            20               (4)                2
                                                          ---------------   --------------- ----------------
At end of period                                                    8,938             8,400            8,118
                                                          ---------------   --------------- ----------------
Total reserves                                                     15,321            14,732           14,319
                                                          ---------------   --------------- ----------------
Total shareholders' funds                                          16,934            16,374           15,957
                                                          ---------------   --------------- ----------------

1    Share capital comprises 6,447m (31st December 2003: 6,563m; 30th June 2003:
     6,549m) ordinary shares of 25p each and 1m (31st December 2003:1m; 30th June 2003:1m) staff shares of GBP1 each.

                                  BARCLAYS PLC



           Statement of total recognised gains and losses (UNAUDITED)



                                                                              Half-year ended
                                                                     30.06.04         31.12.03         30.06.03
                                                                         GBPm             GBPm             GBPm
Profit attributable to the members of Barclays PLC                      1,716            1,361            1,383
Exchange rate translation differences                                    (39)             (38)               34
Gain / (loss) arising from transactions with third parties                 20              (4)                -
Joint ventures and associated undertakings                               (10)             (40)               18
Other items                                                                 6               13             (16)
                                                             ----------------- ---------------- ----------------
Total gains and losses recognised in the period                         1,693            1,292            1,419
                                                             ----------------- ---------------- ----------------


                                  BARCLAYS PLC

              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)


                                                                         Half-year ended
                                                               30.06.04          31.12.03         30.06.03
                                                                   GBPm              GBPm             GBPm
Net cash inflow/(outflow) from operating activities               4,299           (3,690)            1,400
Dividends received from joint ventures and associated
undertakings                                                          5                 6                1
Net cash outflow from returns on investment and
servicing of finance                                              (301)             (326)            (294)
Tax paid                                                          (319)             (532)            (378)
Net cash (outflow)/inflow  from capital expenditure and
financial investment                                            (4,307)               661              771
Net cash inflow/(outflow) from acquisitions and
disposals                                                            18             (913)             (17)
Equity dividend paid                                              (878)             (462)            (787)
                                                        ---------------- -------------------- -------------
Net cash (outflow)/inflow before financing                      (1,483)           (5,256)              696
Net cash inflow from financing                                    2,877             3,297              891
                                                        ---------------- -------------------- -------------
Increase/(decrease)in cash                                        1,394           (1,959)            1,587
                                                        ---------------- -------------------- -------------



                                  BARCLAYS PLC

            AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

                                                                      Half-year ended
                                              30.06.04    30.06.04    30.06.04    30.06.03   30.06.03    30.06.03
                                               Average                 Average     Average                Average
                                               Balance    Interest        Rate     Balance   Interest        Rate
Assets                                            GBPm        GBPm           %        GBPm       GBPm           %
Treasury bills and other eligible bills:
In offices in the UK                             1,638          31         3.8       4,772         65         2.7
In offices outside the UK                        1,941          30         3.1       1,152         31         5.4
Loans and advances to banks:
In offices in the UK                            16,819         299         3.6      11,715        281         4.8
In offices outside the UK                        4,290          51         2.4       4,871         61         2.5
Loans and advances to customers:
In offices in the UK                           140,509       4,146         5.9     133,980      3,886         5.8
In offices outside the UK                       27,291         574         4.2      25,463        544         4.3
Lease receivables:
In offices in the UK                             5,586         120         4.3       4,167         96         4.6
In offices outside the UK                          363          10         5.5         263          9         6.8
Debt securities:
In offices in the UK                            54,726       1,052         3.8      53,078      1,009         3.8
In offices outside the UK                        8,147         150         3.7       4,207        111         5.3
------------------------------------------------------------------------------------------------------------------
Average assets of banking business             261,310       6,463         4.9     243,668      6,093         5.0
Average assets of trading business             284,584       2,779         2.0     189,544      2,518         2.7
------------------------------------------------------------------------------------------------------------------
Total average interest earning assets          545,894       9,242         3.4     433,212      8,611         4.0
Provisions                                     (2,820)                             (2,800)
Non-interest earning assets                     65,395                              55,735
------------------------------------------------------------------------------------------------------------------
Total average assets and
Interest income                                608,469       9,242         3.0     486,147      8,611         3.5
------------------------------------------------------------------------------------------------------------------
Percentage of total average
assets in offices outside the UK                 28.2%                               27.1%

------------------------------------------------------------------------------------------------------------------
Average interest earning assets
and net interest income:
Banking business                               261,310       3,341         2.6     243,668      3,237         2.7
Trading business                               284,584        (78)       (0.1)     189,544        141         0.1
Discount rate adjustment on provisions               -           -           -           -        (1)           -
------------------------------------------------------------------------------------------------------------------
Total average interest earning
assets and net interest income                 545,894       3,263         1.2     433,212      3,377         1.6
------------------------------------------------------------------------------------------------------------------
Total average interest earning
assets related to:
Interest income                                              9,242         3.4                  8,611         4.0
Interest expense                                           (5,979)       (2.2)                (5,233)       (2.4)
Discount rate adjustment on provisions                           -           -                    (1)           -
------------------------------------------------------------------------------------------------------------------
                                                             3,263         1.2                  3,377         1.6
------------------------------------------------------------------------------------------------------------------


1 Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

2 Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

3 The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.



                                                             BARCLAYS PLC

                                       AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)


                                                                         Half-year ended
                                              30.06.04    30.06.04    30.06.04    30.06.03   30.06.03    30.06.03
                                               Average                 Average     Average                Average
                                               Balance    Interest        Rate     Balance   Interest        Rate
Liabilities and shareholders' funds               GBPm        GBPm           %        GBPm       GBPm           %

Deposits by banks:

In offices in the UK                            41,689         506         2.4      40,867        486         2.4

In offices outside the UK                       16,039         124         1.5       8,028         95         2.4

Customer accounts - demand accounts:

In offices in the UK                             20,438        117         1.1      17,517         93         1.1

In offices outside the UK                         3,220         16         1.0       2,055         14         1.4

Customer accounts - savings accounts:

In offices in the UK                             47,309        580         2.5      44,849        508          2.3

In offices outside the UK                         1,105         10         1.8         767         13         3.4

Customer accounts -

Other time deposits - retail:

In offices in the UK                             34,018        587         3.5      33,271        568         3.4

In offices outside the UK                         5,205         59         2.3       3,617         51         2.8

Customer accounts -

Other time deposits - wholesale:

In offices in the UK                             62,456      1,039         3.3      55,263        830         3.0

In offices outside the UK                        12,735        150         2.4       8,412        134         3.2

Debt securities in issue:

In offices in the UK                              32,161       496         3.1      33,067        489         3.0

In offices outside the UK                         12,949       128         2.0      12,650        124         2.0

Dated and undated loan capital
and other subordinated liabilities

Principally in offices in the UK                  12,557       341         5.4      12,159        345          5.7

Internal funding of trading business            (69,243)   (1,031)         3.0    (55,815)      (894)          3.2
------------------------------------------------------------------------------------------------------------------
Average liabilities of banking business          232,638     3,122         2.7     216,707      2,856          2.6

Average liabilities of trading business          291,859     2,857         2.0     190,567      2,377          2.5
------------------------------------------------------------------------------------------------------------------
Total average interest
bearing liabilities                              524,497     5,979         2.3     407,274      5,233          2.6

Interest free customer deposits:

In offices in the UK                              15,441                            12,807

In offices outside the UK                          1,278                             1,170

Other non-interest bearing liabilities            50,271                            49,020

Minority interests and                            16,982                            15,876
shareholders' funds
------------------------------------------------------------------------------------------------------------------
Total average liabilities, shareholders'
funds and interest expense                       608,469     5,979         2.0     486,147      5,233         2.2
------------------------------------------------------------------------------------------------------------------
Percentage of total average
non-capital liabilities in offices
outside the UK                                     25.5%                             24.0%
------------------------------------------------------------------------------------------------------------------


                                                             BARCLAYS PLC

                                                       US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from US GAAP.


                                                                      Half-year ended

                                                     30.06.04        30.06.04       30.06.03        30.06.03
                                                           UK              US             UK              US
                                                         GAAP            GAAP           GAAP            GAAP

RESULTS                                                  GBPm            GBPm           GBPm            GBPm

Profit attributable to the members
of Barclays PLC - Net income                            1,716           1,530          1,383             213

BALANCE SHEET

Shareholders' funds                                    16,934          16,274         15,957          16,559

Total assets                                          497,994         598,898        446,624         530,647

PER ORDINARY SHARE                                      Pence           Pence          Pence           Pence

Earnings                                                 26.7            23.8           21.3             3.3

Diluted Earnings - US GAAP                                  -            23.5              -             3.2

Dividend                                                 8.25           13.45           7.05            12.0

PERFORMANCE RATIOS                                          %               %              %               %

Net income as a percentage of:

average total assets                                      0.6             0.4            0.6             0.1
average shareholders' funds                              20.4            18.3           17.7             2.6
Dividends as a percentage of net income                  30.8            57.7           33.0           369.5
Average shareholders' funds as
a percentage of average total assets                      2.8             2.4            3.2             3.2


                                                             BARCLAYS PLC

                                                       US GAAP DATA (UNAUDITED)

Differences between UK and US accounting principles

Significant differences between UK GAAP and US GAAP that are applicable to Barclays are explained in Note 61 to the financial statements contained in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2003.

Developments under US GAAP

FIN 46-R: Consolidation of Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46(R) (Revised December 2003) "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46-R). FIN 46-R is an update of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46) and contains different implementation dates based on the types of entities subject to the standard and based on whether a company had already adopted FIN 46. The Group originally adopted FIN 46 for all Variable Interest Entities (VIEs) created or acquired after 31st January 2003 during the year ended 31st December 2003. The Group has adopted FIN 46-R for all VIEs, including those created or acquired prior to 31st January 2003 from 1st January 2004.

The impact of the adoption of FIN 46-R in the first half of 2004 was a net credit to pre-tax income of GBP115m, resulting from the release of the majority of the shareholders' equity adjustment for leasing-lessor to income (GBP139m) offset by an additional adjustment under US GAAP from differing consolidation treatment of certain entities which gave rise to a pre-tax charge of GBP24m included in the consolidation adjustment.

For additional information on VIEs see Note (f) to US GAAP data on page 72.

SFAS 150: 'Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity'

Statement of Financial Accounting Standards No.150 (SFAS 150) was issued in May 2003. The Statement sets out the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The Group adopted the Statement prospectively for financial instruments entered into or modified after 31st May 2003 during the year ended 31st December 2003. It has adopted the Statement for all other financial instruments from 1st January 2004. Adoption did not have a material effect on the Group's results of operations or financial condition as determined under US GAAP for the 6 months ended and as of 30th June 2004.

SOP 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non traditional Long-Duration Contracts and for Separate Accounts.

The  Statement  of  Position  03-01  (SOP  03-01)   provides   guidance  on  the
classification and valuation of long-duration contract liabilities, the accounting for sales inducements and separate account presentation and valuation. The Group adopted SOP 03-01 from 1st January 2004. Adoption did not have a material impact on the Group's results of operations or financial condition as determined under US GAAP for the 6 months ended and as of 30th June 2004.

                                  BARCLAYS PLC

                            US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of UK GAAP in the calculation of US net income.



                                                                                                     Half-year ended
                                                               Note
                                                                           30.06.04        31.12.03         30.06.03
                                                                               GBPm            GBPm             GBPm

Attributable profit of Barclays PLC Group (UK GAAP)                           1,716           1,361            1,383

Goodwill                                                        (a)             108             144              128
Intangible assets                                                              (73)           (143)             (32)
Pensions                                                        (b)            (80)            (83)             (56)
Post-retirement benefits                                        (b)             (2)               -               27
Leasing - lessor                                                (f)             139             (2)               23
Compensation arrangements                                       (c)            (46)            (38)             (36)
Shareholders' interest in long term assurance fund                             (35)            (35)               29
Provisions for restructuring of business                                          -            (10)              (6)
Extinguishment of liabilities                                                     -            (52)             (83)
Revaluation of property                                                           -               1                6
Business combinations                                                            20             (4)                -
Internal use software                                                            45               5             (19)
Derivatives                                                     (d)           (759)           (632)            (470)
Fair value of securities                                                        166             431             (57)
Foreign exchange on available for sale securities               (e)             326             689          (1,132)
Loan origination                                                               (89)            (88)             (26)
Consolidation                                                   (f)               1               -                -
Securitisations                                                                  12             130                -
Guarantees                                                      (g)             (4)             (8)                -
Tax effect on the above UK/US GAAP reconciling items                             85           (139)              534
                                                                    ---------------- --------------- ----------------
Net income (US GAAP)                                                          1,530           1,527              213
                                                                    ---------------- --------------- ----------------


                                                             BARCLAYS PLC

                                                       US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of UK GAAP in the calculation of US shareholders' equity.




                                                           Note        30.06.04        31.12.03         30.06.03
                                                                           GBPm            GBPm             GBPm

Equity shareholders' funds (UK GAAP)                                     16,934          16,473           16,064
Prior period adjustment (UK GAAP)                           (i)               -            (99)            (107)
                                                                ---------------- ---------------  ---------------
                                                                         16,934          16,374           15,957
Goodwill                                                                    678             570              426
Intangible assets                                                         (388)           (315)            (172)
Pensions                                                                (1,068)           (988)            (887)
Post-retirement benefits                                                   (25)            (23)             (23)
Leasing - lessor                                                            (6)           (145)            (143)
Compensation arrangements                                                  (12)             (1)                6
Shareholders' interest in long-term assurance fund                        (590)           (555)            (520)
Provisions for restructuring of business                                      -               -               10
Extinguishment of liabilities                                             (294)           (294)            (242)
Revaluation of property                                                   (224)           (224)            (219)
Internal use software                                                       112              67               62
Derivatives                                                               (423)             341            1,046
Fair value of securities                                                    564             876              760
Dividend payable                                                            528             883              457
Loan origination                                                          (112)            (23)               65
Consolidation                                                              (34)               -                -
Securitisations                                                             142             130                -
Guarantees                                                                 (12)             (8)                -
Tax effect on the above UK/US GAAP
reconciling items                                                           504             165             (24)
                                                                ---------------- ---------------  ---------------
Shareholders' equity (US GAAP)                                           16,274          16,830           16,559
                                                                ---------------- ---------------  ---------------


                                  BARCLAYS PLC

                                  US GAAP DATA

(a) Goodwill

Goodwill recorded by the Group under US GAAP includes amounts related to interests acquired following the restructuring of businesses to which the Group had previously advanced funds. During 2004, the Group identified an excess in the carrying value of such goodwill over its implied fair value and recorded an impairment charge of GBP43m (2003: nil). The impairment was based on revised cashflow projections which were lower than forecasted due to going concern issues within these businesses.

(b) Pensions and post retirement benefits

The components of the pension and post-retirements expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:



                                                     Half-year ended                   Half-year ended
                                                         30.06.04                          30.06.03
                                             --------------------------------- ---------------------------------
                                                                        Post-                             Post-
                                                                   retirement                        retirement
                                                    Pensions         benefits         Pensions         benefits
Components of net periodic benefit cost                 GBPm             GBPm             GBPm             GBPm

Service cost                                             151                1              141                1
Interest cost                                            346                3              315                2
Expected return on plan assets                         (369)                -            (332)                -
Amortisation of transition adjustments                     -                -              (6)                1
Recognised net actuarial deficit                          14                1               20                1
                                             ---------------- ---------------- ---------------------------------
Net periodic benefit cost                                142                5              138                5
                                             ---------------- ---------------- ---------------------------------



The Group previously disclosed in its financial statements for the year ended 31st December 2003 that it expected to contribute GBP4m to the UK Retirement Fund (UKRF) and GBP3m to the Woolwich Pension Fund (WPF) in 2004. As of 30th June 2004, GBP6m and GBP2m of contributions have been made to UKRF and WPF. The Group presently anticipates contributing an additional GBP2m to fund the pension schemes in 2004 for a total of GBP10m.

The additional pensions cost under US GAAP of GBP80m (2003: GBP56m) includes a GBP4m credit (2003: GBP4m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

(c) Compensation arrangements

The Group complies with SFAS 123, Accounting for Stock-Based Compensation, which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

The SFAS 123 charge for the period to 30th June 2004 for the fair value of options granted since 1995 is GBP35m (2003: GBP36m). The net charge with respect to other deferred compensation plans is GBP11m (2003: GBPnil).

(d) Derivatives

SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value or cashflow hedge, or the hedge of a net investment in a foreign currency subsidiary. In general, Barclays derivatives do not qualify for treatment as hedges under US GAAP and are treated as trading positions.

                                  BARCLAYS PLC

                                  US GAAP DATA

(e) Foreign exchange differences on available for sale (AFS) securities

Within individual legal entities, Barclays holds securities in a number of different currencies which are classified as available for sale. In general, no foreign exchange exposure arises from this activity because, although the value of the assets changes in sterling terms according to the exchange rate, there is an identical offsetting change in the sterling value of the related funding.

Under UK GAAP, both the assets and liabilities are generally translated at closing exchange rates and the differences between historical book value and current value are reflected in the profit and loss account. Under US GAAP, the change in value of the investments is taken directly to shareholders' equity while the offsetting change in sterling terms of the borrowing is taken to the profit and loss account.

A similar difference arises where the foreign currency assets are hedged using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

Primarily due to the combination of a notable contraction in the Euro portfolio and a significant depreciation of the Euro during 2004, the impact of this requirement was a credit to pre-tax income of GBP326m with a commensurate reduction in other comprehensive income. No difference between the Group's UK and US GAAP shareholders' equity arises from this requirement.

(f) Consolidation

The business  activities  within Barclays Group where Variable Interest Entities
(VIEs) are used are  multi-seller  conduit  programmes,  asset  securitisations,
client   intermediation,   credit  structuring,   asset  realisations  and  fund
management.

For further detail of these activities, excluding asset realisations and fund management, see note 61 - Differences between UK and US GAAP accounting principles, (p) Consolidation, in the 2003 Annual Report. In the case of asset realisations, the Group establishes SPEs to facilitate the recovery of banking facilities in circumstances where the borrower has suffered financial loss.

In the case of fund management, the Group provides asset management services to a large number of investment entities on an arm's-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies.

                                  BARCLAYS PLC

                                  US GAAP DATA

(f) Consolidation (continued)

The Group is the primary beneficiary of the following VIEs, classified by type of activity:


                                                      30.06.04        31.12.031
                                                         Total            Total
                                                        assets           assets
                                                          GBPm             GBPm
Asset securitisations                                    6,600            4,982
Multi-seller conduit programmes                         12,975                -
Client intermediation                                      227                -
Credit structuring                                       2,973                -
Asset realisations                                          62                -

1 Due to the transitional arrangements of FIN 46, the disclosures provided for 31st December 2003 reflect only VIEs created after 31st January 2003 where Barclays either is the primary beneficiary or has a significant variable interest.

The creditors do not have recourse to the general credit of the Group in respect of the variable interest entities consolidated by the Group.

At 30th June 2004, the Group also has significant variable interests in the following VIEs, classified by type of activity, where the Group is not the primary beneficiary:



                                                            30.06.04                        31.12.03(1)
                                                      Total         Maximum            Total        Maximum
                                                     assets            loss           assets           loss
                                                       GBPm            GBPm             GBPm           GBPm

Asset securitisations                                13,480           3,690            4,435          2,271
Client intermediation                                 9,363           1,027            5,400            453
Credit structuring                                      299              12                -              -
Fund management                                       1,670             913                -              -



(1) Due to the transitional arrangements of FIN 46, the disclosures provided for 31st December 2003 reflect only VIEs created after 31st January 2003 where Barclays either is the primary beneficiary or has a significant variable interest.

A number of Group companies holding finance lease receivables have been designated as VIEs where parties other than the Group are the primary beneficiary. Consequently, these entities have been deconsolidated, resulting in a pre-tax credit to net income of GBP139m.

                                  BARCLAYS PLC

                                  US GAAP DATA

(g) Guarantees

An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are provided in note 61 Differences between UK and US GAAP accounting principles, (u) Guarantees, in the 2003 Annual Report.

The table below provides an analysis of the guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collateralisation provisions.

                                                    30.06.04          31.12.03
                                                        GBPm              GBPm
 Financial guarantees                                 19,673            18,812
 Standby letters of credit                             6,661             5,784
 Other guarantees                                      7,800             8,427

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where the payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of GBP34,132m (31st December 2003: GBP32,734m). These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities  given as part of acquisition  and disposal  activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is GBP3,500m (31st December 2003: GBP4,000m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts detailed above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group's balance sheet at fair value under US GAAP.

                                  BARCLAYS PLC

                                  US GAAP DATA



(h) US GAAP EPS
                                            Half-year ended                               Half-year ended
                                               30.06.04                                      30.06.03
                              --------------------------------------------  --------------------------------------------
                                                  Weighted                                     Weighted
                                                   Average                                      average
                                       Net           Share                           Net          Share
                                    income          number      Per-Share         income         number       Per-Share
                                      GBPm     (in millions)       amount           GBPm    (in millions)        amount
                                                                    Pence                                         Pence

Basic EPS                            1,530           6,421           23.8            213          6,488             3.3
                              -------------  -------------- --------------  -------------  -------------  --------------
Effect of dilutive
securities:

Employee share schemes                                  99                                           75
                              -------------  -------------- --------------  -------------  -------------  --------------
Diluted EPS                          1,530           6,520           23.5            213          6,563             3.2
                              -------------  -------------- --------------  -------------  -------------  --------------



(i) Changes in UK GAAP

In 2004, Barclays restated the 30th June 2003 and 31st December 2003 shareholders' funds under UK GAAP in respect of a change in accounting policy for shares held in ESOP trusts, as required by UITF Abstract 38, as described on page 48. The restatement had no impact on net income. There has been no effect on the reported US GAAP figures.



                                                                 Original            Prior         Restated
                                                           reconciliation             year   reconciliation
                                                                     item       adjustment             item
 31st December 2003                                                  GBPm             GBPm             GBPm
 Own shares                                                          (99)               99                -
                                                          ---------------- ---------------- ----------------
 Total affected reconciling items                                    (99)               99                -
                                                          ---------------- ---------------- ----------------

 30th June 2003
 Own shares                                                         (107)              107                -
                                                          ---------------- ---------------- ----------------
 Total affected reconciling items                                   (107)              107                -
                                                          ---------------- ---------------- ----------------



(j) Comparative net income

Net income adjustments resulting in an increase of GBP88m in the six months to 31st December 2003 have, upon further investigation, been identified as relating to the six months to 30th June 2003. There is no impact on US GAAP income for the year ended 31st December 2003.

                             BARCLAYS BANK PLC DATA

Consolidated UK GAAP data for Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC, is set out on pages 77 to 81. Consolidated US GAAP data is included on pages 82 and 83.

                                BARCLAYS BANK PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)



                                                                                 Half-year ended

                                                                   30.06.04         31.12.03        30.06.03
                                                                       GBPm             GBPm            GBPm

Interest receivable                                                   6,463            6,334           6,093
Interest payable                                                    (3,122)          (2,966)         (2,857)
                                                             --------------- ---------------- ---------------
Net interest income                                                   3,341            3,368           3,236
                                                             --------------- ---------------- ---------------
Net fees and commissions receivable                                   2,378            2,233           2,030
Dealing profits                                                         806              524             530
Other operating income                                                  327              293             197
                                                             --------------- ---------------- ---------------
Total non-interest income                                             3,511            3,050           2,757
                                                             --------------- ---------------- ---------------
Operating income                                                      6,852            6,418           5,993
                                                             --------------- ---------------- ---------------
Administration expenses - staff costs                               (2,397)          (2,269)         (2,026)
Administration expenses - other                                     (1,226)          (1,312)         (1,092)
Depreciation and amortisation                                         (288)            (285)           (269)
                                                             --------------- ---------------- ---------------
Operating expenses                                                  (3,911)          (3,866)         (3,387)
                                                             --------------- ---------------- ---------------
Operating profit before provisions                                    2,941            2,552           2,606
Provisions for bad and doubtful debts                                 (589)            (695)           (652)
Provisions for contingent liabilities and commitments                     -                1               -
                                                             --------------- ---------------- ---------------
Operating profit                                                      2,352            1,858           1,954
Profit/(loss) from joint ventures
and associated undertakings                                              14               19              10
Exceptional items                                                        45                5             (1)
                                                             --------------- ---------------- ---------------
Profit on ordinary activities before tax                              2,411            1,882           1,963
Tax on profit on ordinary activities                                  (675)            (509)           (567)
                                                             --------------- ---------------- ---------------
Profit on ordinary activities after tax                               1,736            1,373           1,396
Minority interests - equity and non-equity                             (20)             (12)            (13)
                                                             --------------- ---------------- ---------------
Profit for the financial period attributable to the members           1,716            1,361           1,383
of Barclays Bank PLC
Dividends payable to Barclays PLC                                   (1,133)          (1,004)           (576)
                                                             --------------- ---------------- ---------------
Profit retained for the financial period                                583              357             807
                                                             --------------- ---------------- ---------------


                                BARCLAYS BANK PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)



                                                                                 Half-year ended

                                                                    30.06.04         31.12.03         30.06.03
Assets:                                                                 GBPm             GBPm             GBPm
Cash and balances at central banks                                     1,829            1,726            1,717
Items in course of collection from other banks                         2,527            2,006            3,155
Treasury bills and other eligible bills                                6,547            7,177            7,842
                                                              ---------------  --------------- ----------------
Loans and advances to banks     - banking                             17,577           17,254           14,937
                                - trading                             59,100           44,670           52,534
                                                              ---------------  --------------- ----------------
                                                                      76,677           61,924           67,471
                                                              ---------------  --------------- ----------------
Loans and advances to customers - banking                            174,180          167,858          164,912
                                - trading                             72,893           58,961           59,447
                                                              ---------------  --------------- ----------------
                                                                     247,073          226,819          224,359
Debt securities                                                      117,387           97,393          100,122
Equity shares                                                          9,378            7,871            5,164
Interests in joint ventures and associated undertakings                  429              428              454
Intangible fixed assets                                                4,263            4,406            3,867
Tangible fixed assets                                                  1,746            1,790            1,572
Other assets                                                          22,360           23,756           23,366
                                                              ---------------  --------------- ----------------
                                                                     490,216          435,296          439,089
Retail life-fund assets attributable to policyholders                  7,911            8,077            7,642
                                                              ---------------  --------------- ----------------
Total assets                                                         498,127          443,373          446,731
                                                              ---------------  --------------- ----------------
Liabilities:
                                                              ---------------  --------------- ----------------
Deposits by banks               - banking                             62,905           57,641           51,357
                                - trading                             52,931           36,451           41,844
                                                              ---------------  --------------- ----------------
                                                                     115,836           94,092           93,201
                                                              ---------------  --------------- ----------------
Customer accounts               - banking                            162,830          155,814          153,893
                                - trading                             43,374           29,054           44,223
                                                              ---------------  --------------- ----------------
                                                                     206,204          184,868          198,116
Debt securities in issue                                              55,280           49,569           48,431
Items in course of collection due to other banks                       1,442            1,286            1,662
Other liabilities                                                     74,935           69,449           63,055
Balances due to Barclays PLC                                             137               58              113
Accruals and deferred income                                           5,213            4,983            4,476
Provisions for liabilities and charges - deferred tax                    665              646              482
Provisions for liabilities and charges - other                           393              369              417
Dividend payable to Barclays PLC                                         398              869              326
Undated loan capital - convertible to preference shares                    -                -                -
Undated loan capital - non-convertible                                 6,233            6,310            6,570
Dated loan capital - convertible to preference shares                     15               17               11
Dated loan capital - non-convertible                                   6,220            6,012            5,972
                                                              ---------------  --------------- ----------------
                                                                     472,971          418,528          422,832
                                                              ---------------  --------------- ----------------
Minority interests and shareholders' funds:
Minority interests: equity and non-equity                                178              283              193
                                                              ---------------  --------------- ----------------
Called up share capital                                                2,304            2,302            2,294
Reserves                                                              14,763           14,183           13,770
                                                              ---------------  --------------- ----------------
Shareholders' funds: equity                                           17,067           16,485           16,064
                                                              ---------------  --------------- ----------------
                                                                      17,245           16,768           16,257
                                                              ---------------  --------------- ----------------
                                                                     490,216          435,296          439,089

Retail life-fund liabilities attributable to policyholders             7,911            8,077            7,642
                                                              ---------------  --------------- ----------------
Total liabilities and shareholders' funds                            498,127          443,373          446,731
                                                              ---------------  --------------- ----------------


                                BARCLAYS BANK PLC

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)



                                                                              Half-year ended

                                                                 30.06.04         31.12.03        30.06.03
                                                                     GBPm             GBPm            GBPm
Share capital
At beginning of period                                              2,302            2,294           2,293
Shares issued                                                           2                8               1
                                                           ---------------  --------------- ---------------
At end of period                                                    2,304            2,302           2,294
                                                           ---------------  --------------- ---------------

Share premium account
At beginning of period                                              5,743            5,618           5,603
Premium arising on shares issued                                       20              125              15
                                                           ---------------  --------------- ---------------
At end of period                                                    5,763            5,743           5,618
                                                           ---------------  --------------- ---------------

Revaluation reserve
At beginning of period                                                 24               22              24
Released on disposal                                                    -                2             (2)
                                                           ---------------  --------------- ---------------
At end of period                                                       24               24              22
                                                           ---------------  --------------- ---------------

Profit retained
At beginning of period                                              8,416            8,130           7,285
Profit retained                                                       583              357             807
Exchange rate translation differences                                (43)             (67)              36
Realisation of revaluation reserve                                      -                -               2
Other items                                                            20              (4)               -
                                                           ---------------  --------------- ---------------
At end of period                                                    8,976            8,416           8,130
                                                           ---------------  --------------- ---------------
Total reserves                                                     14,763           14,183          13,770
                                                           ---------------  --------------- ---------------
Total shareholders' funds                                          17,067           16,485          16,064
                                                           ---------------  --------------- ---------------


                                BARCLAYS BANK PLC

           STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)



                                                                                   Half-year ended

                                                                      30.06.04         31.12.03         30.06.03
                                                                          GBPm             GBPm             GBPm
Profit attributable to the members
of Barclays Bank PLC                                                     1,716            1,361            1,383
Exchange rate translation differences                                     (39)             (38)               34
Gains arising from transactions with third parties                          20              (4)                -
Other items                                                                  6               13             (16)
Joint ventures and associated undertakings                                (10)             (40)               18
                                                                ---------------  --------------- ----------------
Total recognised gains and losses in the period                          1,693            1,292            1,419
                                                                ---------------  --------------- ----------------

                                BARCLAYS BANK PLC

              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)




                                                                                   Half-year ended

                                                                       30.06.04        31.12.03         30.06.03
                                                                           GBPm            GBPm             GBPm
Net cash inflow/(outflow) from operating activities                       4,423         (3,807)            1,428
Dividends received from joint ventures
and associated undertakings                                                   5               6                1
Net cash outflows from returns on
investment and servicing of finance                                       (301)           (326)            (294)
Tax paid                                                                  (319)           (532)            (378)
Net cash (outflow) /inflow from capital
expenditure and financial investment                                    (4,307)             661              771
Net cash inflow /(outflow) from acquisitions and disposals                   18           (913)             (17)
Equity dividend paid                                                    (1,607)           (466)            (934)
                                                               --------------------------------------------------
Net cash (outflow)/inflow before financing                              (2,088)         (5,377)              577
Net cash inflow from financing                                            3,482           3,418            1,010
                                                               --------------------------------------------------
Increase /(decrease) in cash                                              1,394         (1,959)            1,587
                                                               --------------------------------------------------

                                BARCLAYS BANK PLC

                            US GAAP DATA (UNAUDITED)





BARCLAYS BANK PLC                                                                      Half-year ended

                                                                                   30.06.04        30.06.03
RESULTS                                                                                GBPm            GBPm

Net income                                                                            1,576             263

BALANCE SHEET

Shareholders' funds                                                                  17,933          18,318
Total assets                                                                        599,031         530,754

                                                                                        Half-year ended
                                                                                   30.06.04        30.06.03
PERFORMANCE RATIOS                                                                        %               %

Net income as a percentage of:
 average total assets                                                                   0.4             0.1
 average shareholders' funds                                                           17.1             2.9
Average shareholders' funds as a percentage of average total assets                     2.6             3.5


                                BARCLAYS BANK PLC

                            US GAAP DATA (UNAUDITED)



                                                                                   Half-year ended

                                                                      30.06.04         31.12.03         30.06.03
                                                                          GBPm             GBPm             GBPm

Net income (US GAAP) of Barclays PLC Group (page 69)                     1,530            1,527              213

Appropriations of Barclays Bank PLC                                         46               52               50
                                                                ---------------  --------------- ----------------
Barclays Bank PLC Group - Net income (US GAAP)                           1,576            1,579              263
                                                                ---------------  --------------- ----------------

                                                                      30.06.04         31.12.03         30.06.03
                                                                          GBPm             GBPm             GBPm

Equity shareholders' funds (UK GAAP)                                    17,067           16,485           16,064
Goodwill                                                                   678              570              426
Intangible assets                                                        (388)            (315)            (172)
Pensions                                                               (1,068)            (988)            (887)
Post-retirement benefits                                                  (25)             (23)             (23)
Leasing - lessor                                                           (6)            (145)            (143)
Compensation arrangements                                                 (12)              (1)                6
Shareholders' interest in the long-term assurance fund                   (590)            (555)            (520)
Provisions for restructuring of business                                     -                -               10
Extinguishment of liabilities                                            (294)            (294)            (242)
Revaluation of property                                                  (224)            (224)            (219)
Internal use software                                                      112               67               62
Derivatives                                                              (423)              341            1,046
Fair value of securities                                                   564              876              760
Dividend payable                                                           398              883              326
Loan origination                                                         (112)             (23)               65
Consolidation                                                             (34)                -                -
Securitisations                                                            142              130                -
Guarantees                                                                (12)              (8)                -
Reserve Capital instruments                                              1,656            1,705            1,783
Tax effect on the above UK/US GAAP reconciling items                       504              165             (24)
                                                                ---------------  --------------- ----------------
Shareholders' funds (US GAAP)                                           17,933           18,646           18,318
                                                                ---------------  --------------- ----------------


                                  BARCLAYS PLC

                                OTHER INFORMATION

Registered office

54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000. Company number: 48839.

Websites

www.barclays.com

www.investorrelations.barclays.co.uk

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing BN99 6DA.
Tel: 0870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-312-5315, whose domestic telephone number is +1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC

Statutory accounts for the year ended 31st December 2003, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address. Copies of the Form 20-F are also available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

Results timetable

Interim 2004 Ex Dividend Date                                18th August 2004
Interim 2004 Dividend Record Date                            20th August 2004
Interim 2004 Dividend Payment Date                           1st October 2004
2004 Preliminary Results                                   10th February 2005

                        BARCLAYS PLC & BARCLAYS BANK PLC

                                   APPENDIX A



(1) Ratios of Earnings under UK GAAP to Fixed Charges


                                                                                          Half-year ended

                                                                                      30.06.04         30.06.03
                                                                                    (In GBPm except for ratios)
Fixed Charges

Total interest excluding interest on trading
liabilities and interest on deposits                                                       965              958
Interest on trading liabilities                                                          2,857            2,377
One third of rental expense                                                                 43               47
                                                                             ----------------- ----------------
Total fixed charges excluding interest on deposits                                       3,865            3,382
Interest on deposits and current accounts                                                2,157            1,898
                                                                              ----------------- ----------------
Total fixed charges including interest on deposits                                       6,022            5,280
                                                                              ----------------- ----------------

Earnings

Income before taxes and minority interests                                               2,411            1,963
Fixed charges excluding interest on deposits                                             3,865            3,382
                                                                              ----------------- ----------------
                                                                                         6,276            5,345
Less

Unremitted pre-tax income of associated
companies and joint ventures                                                              (11)              (9)
                                                                              ----------------- ----------------
Total earnings excluding interest on deposits                                            6,265            5,336

Interest on deposits and current accounts                                                2,157            1,898
                                                                              ----------------- ----------------
Total earnings including interest on deposits                                            8,422            7,234
                                                                              ----------------- ----------------

Ratio of Earnings to Fixed Charges

Excluding interest on deposits                                                            1.62             1.58
                                                                              ----------------- ----------------

Including interest on deposits                                                            1.40             1.37
                                                                              ----------------- ----------------



                        BARCLAYS PLC & BARCLAYS BANK PLC

                                   APPENDIX A


(2) Ratios of Earnings under US GAAP to Fixed Charges


                                                                                         Half-year ended

                                                                                     30.06.04         30.06.03
                                                                                   (In GBPm except for ratios)
Fixed Charges

Total interest excluding interest on trading
liabilities and interest on deposits                                                      899              887
Interest on trading liabilities                                                         2,857            2,377
One third of rental expense                                                                43               47
                                                                              ---------------- ----------------
Total fixed charges excluding interest on deposits                                      3,799            3,311
Interests on deposits and current accounts                                              2,157            1,898
                                                                              ---------------- ----------------
Total fixed charges including interest on deposits                                      5,956            5,209
                                                                              ---------------- ----------------

Earnings

Income before taxes and minority interests                                              2,411            1,963
UK/US GAAP adjustments1                                                                 (271)          (1,703)
Payments to Reserve Capital Instrument holders                                             66               71
                                                                              ---------------- ----------------
                                                                                        2,206              331
Fixed charges excluding interest on deposits                                            3,799            3,311
                                                                              ---------------- ----------------
                                                                                        6,005            3,642
Less

Unremitted pre-tax income of associated
companies and joint ventures                                                             (11)              (9)
                                                                              ---------------- ----------------
Total earnings excluding interest on deposits                                           5,994            3,633
Interest on deposits and current accounts                                               2,157            1,898
                                                                              ---------------- ----------------
Total earnings including interest on deposits                                           8,151            5,531
                                                                              ---------------- ----------------

Ratio of Earnings to Fixed Charges

Excluding interest on deposits                                                           1.58             1.10
                                                                              ---------------- ----------------

Including interest on deposits                                                           1.37             1.06
                                                                              ---------------- ----------------




1 For a discussion of significant  differences  between UK GAAP and US GAAP, see note 61 on pages 177-182 of the 2003 Annual Report.

                        BARCLAYS PLC & BARCLAYS BANK PLC

                                   APPENDIX A




(3) Ratios of Earnings  Under UK GAAP to Combined  Fixed Charges and  Preference
    Share Dividends


                                                                                     Half-year ended

                                                                                 30.06.04         30.06.03
                                                                               (In GBPm except for ratios)

Combined Fixed Charges and Preference Share Dividends1

Total Interest excluding interest on trading
liabilities and interest on deposits                                                  965              958
Interest on trading liabilities                                                     2,857            2,377
One third of rental expense                                                            43               47
                                                                         ----------------------------------
Total fixed charges excluding interest on deposits                                  3,865            3,382
Interest on deposits and current accounts                                           2,157            1,898
                                                                         ----------------------------------
Total fixed charges including interest on deposits                                  6,022            5,280
                                                                         ----------------------------------

Earnings

Income before taxes and minority interests                                          2,411            1,963
Fixed charges excluding interest on deposits                                        3,865            3,382
                                                                         ----------------------------------
                                                                                    6,276            5,345
Less

Unremitted pre-tax income of associated
companies and joint ventures                                                         (11)              (9)
                                                                         ----------------------------------
Total earnings excluding interest on deposits                                       6,265            5,336
Interest on deposits and current accounts                                           2,157            1,898
                                                                         ----------------------------------
Total earnings including interest on deposits                                       8,422            7,234
                                                                         ----------------------------------


Ratio of Earnings to Combined Fixed
Charges and Preference Share Dividends 1

Excluding interest on deposits                                                       1.62             1.58
                                                                         ----------------------------------

Including interest on deposits                                                       1.40             1.37
                                                                         ----------------------------------




1 There were no Preference Shares in issue during the half-years ended 30th June 2003 and 30th June 2004.

                        BARCLAYS PLC & BARCLAYS BANK PLC


                                   APPENDIX A

(4) Ratios of Earnings under US GAAP to Combined Fixed Charges, Preference Share
Dividends and Payments to Reserve Capital Instrument holders



                                                                                     Half-year ended

                                                                                 30.06.04         30.06.03
                                                                               (In GBPm except for ratios)

Combined Fixed Charges, Preference Share Dividends and payments to
Reserve Capital Instrument holders1

Total interest excluding interest on trading
liabilities and interest on deposits                                                  899              887
Interest on trading liabilities                                                     2,857            2,377
One third of rental expense                                                            43               47
Payments to Reserve Capital Instrument holders                                         46               50
                                                                         ----------------------------------
Total fixed charges excluding interest on deposits                                  3,845            3,361
Interest on deposits and current accounts                                           2,157            1,898
                                                                         ----------------------------------
Total fixed charges including interest on deposits                                  6,002            5,259
                                                                         ----------------------------------

Earnings

Income before taxes and minority interests                                          2,411            1,963
UK/US GAAP adjustments 2                                                            (271)          (1,703)
Payments to Reserve Capital Instrument Holders                                         66               71
                                                                         ----------------------------------
                                                                                    2,206              331
Fixed charges excluding interests on deposits                                       3,799            3,311
                                                                         ----------------------------------
                                                                                    6,005            3,642
Less

Unremitted pre-tax income of associated
companies and joint ventures                                                         (11)              (9)
                                                                         ----------------------------------
Total earnings excluding interest on deposits                                       5,994            3,633
Interest on deposits and current accounts                                           2,157            1,898
                                                                         ----------------------------------
Total earnings including interest on deposits                                       8,151            5,531
                                                                         ----------------------------------


Ratios of Earnings to Combined Fixed Charges, Preference Share Dividends and Payments to Reserve Capital Instrument holders 1

Excluding interest on deposits                                                       1.56             1.08
                                                                         ----------------------------------

Including interest on deposits                                                       1.36             1.05
                                                                         ----------------------------------



1 There were no Preference Shares in issue during the half-years ended 30th June 2003 and 30th June 2004.

2 For a discussion of significant  differences  between UK GAAP and US GAAP, see note 61 on pages 177-182 of the 2003 Annual Report.